FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities I LLC	**0001283557**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, February 28, 2005, Series 2005-HE2	**333-113636**

Name of Person Filing the Document
(If Other than the Registrant)



PROCESSED
MAR 04 2005
THOMSON
FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC



By: ______________________

Name: Baron Silverstein

Title: Vice President

Dated: February 28, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

$624,000,000 (Approximate)

Bear Stearns Asset Backed Securities I Trust 2005-HE2
Issuer

Asset-Backed Certificates, Series 2005-HE2

Bear Stearns Asset Backed Securities I LLC
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

February 2 , 2005

BEAR STEARNS

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$624,000,000 (Approximate)
Bear Stearns Asset Backed Securities I Trust 2005-HE2
Asset-Backed Certificates, Series 2005-HE2

Bear Stearns Asset Backed Securities I LLC
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

TRANSACTION HIGHLIGHTS

Characteristics of the Certificates (1), (2), (3), (4), (5), (6)

Classes	Sizes	Coupon	Avg Life To Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Distribution Date	Ratings Moody's/S&P
Class I-A-1	$107,845,000	Floating	[1.000]	0	23	[06/25/27]	Aaa / AAA
Class I-A-2	55,101,000	Floating	[3.079]	22	50	[12/25/33]	Aaa / AAA
Class I-A-3	11,838,000	Floating	[5.986]	71	1	[02/25/35]	Aaa / AAA
Class II-A-1	180,342,000	Floating	[1.992]	0	72	[02/25/35]	Aaa / AAA
Class II-A-2	45,085,000	Floating	[1.992]	0	72	[02/25/35]	Aaa / AAA
Class III-A-1	90,111,000	Floating	[2.016]	0	72	[02/25/35]	Aaa / AAA
Class III-A-2	22,528,000	Floating	[2.016]	0	72	[02/25/35]	Aaa / AAA
Class M-1	43,225,000	Floating	[4.548]	43	29	[02/25/35]	Aa2 / AA
Class M-2	34,775,000	Floating	[4.333]	39	33	[02/25/35]	A2 / A
Class M-3	9,425,000	Floating	[4.265]	38	34	[02/25/35]	A3 / A-
Class M-4	9,750,000	Floating	[4.232]	38	34	[02/25/35]	Baa1 / BBB+
Class M-5	7,475,000	Floating	[4.218]	37	35	[02/25/35]	Baa2 / BBB
Class M-6	6,500,000	Floating	[4.200]	37	35	[02/25/35]	Baa3 / BBB-
Class M-7	6,500,000	Floating	[4.200]	Not	offered	hereby	Ba1 / BB+
Class M-8	6,500,000	Floating	[4.139]	Not	offered	hereby	Ba2 / BB

Notes:

(1) The Certificate sizes are approximate and subject to a variance of +/- 10%.
(2) Certificates are priced to the 10% optional clean-up call.
(3) Based on the pricing prepayment speed described herein.
(4) The Class A Certificates and Class M Certificates are subject to a Net WAC Rate Cap.
(5) The coupon for each class of Certificates is equal to the lesser of (a) One-month LIBOR plus the related margin and (b) the related Net WAC Rate Cap.
(6) After the Optional Termination Date, the margins on each of the Class I-A-2, Class I-A-3, Class II-A-1, Class II-A-2, Class III-A-1 and Class III-A-2 Certificates will increase to 2.0 times their related initial margins; and the margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates will increase to 1.5 times their related initial margins.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Depositor:	Bear Stearns Asset Backed Securities I LLC.
Originators:	Acoustic Home Loans, LLC (approximately 8.54%), Bayrock Mortgage Corporation (approximately 4.80%), Encore Credit Corporation (approximately 32.18%), Fieldstone Mortgage Company (approximately 6.85%), Finance America, LLC (approximately 17.74%), First NLC Financial Services, LLC (approximately 7.31%), Liberty American Mortgage Corporation (approximately 3.23%), Maribella Mortgage, LLC (approximately 2.93%), Quick Loan Funding Corporation (approximately 2.13%) and Residential Mortgage Assistance Enterprise, LLC (approximately 4.37%); and 13 others (none of which represent > 2% of the deal).
Master Servicer and Mortgage Loan Seller:	EMC Mortgage Corporation.
Trustee:	LaSalle Bank National Association.
Custodian:	LaSalle Bank National Association.
Underwriter:	Bear, Stearns & Co. Inc.
Swap Provider:	[To be determined].
Offered Certificates:	Approximately $512,850,000 senior floating-rate Certificates (the "Class A Certificates") and approximately $111,150,000 mezzanine floating-rate Certificates (the "Class M Certificates"; and except for the Class M-7 and Class M-8 Certificates, together with the Class A Certificates, the "Offered Certificates"). The Class A Certificates and the Class M Certificates are backed by adjustable-rate and fixed-rate, first and second lien, closed-end, subprime mortgage loans (the "Mortgage Loans").
Non-Offered Certificates:	The Class M-7, Class M-8, Class CE, Class P and Class R Certificates will not be publicly offered.
Collateral:	As of the Cut-off Date, the Mortgage Loans consisted of approximately 3,934 fixed- and adjustable-rate, first and second lien, closed-end subprime mortgage loans totaling approximately $683,562,407.
Group I Mortgage Loans:	The Group I Mortgage Loans consist of approximately 1,060 conforming and non-conforming balance, fixed-rate and adjustable-rate, first and second-lien mortgage loans totaling approximately $233 million.
Group II Mortgage Loans:	The Group II Mortgage Loans consist of approximately 1,926 agency conforming balance, fixed-rate and adjustable-rate, first and second-lien mortgage loans totaling approximately $300 million.
Group III Mortgage Loans:	The Group III Mortgage Loans consist of approximately 948 agency conforming balance, fixed-rate and adjustable-rate, first and second-lien mortgage loans totaling approximately $150 million.
Expected Pricing Date:	On or about January [31], 2005.
Closing Date:	On or about February [28], 2005.
Cut-off Date:	The close of business on February 1, 2005.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Distribution Date: The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in March 2005.

Record Date: For each class of Offered Certificates, the business day preceding the applicable Distribution Date so long as such class of certificates are in book-entry form; and otherwise the record date shall be the last business day of the month immediately preceding the applicable Distribution Date.

Delay Days: 0 (zero) days on all Offered Certificates.

Determination Date: The Determination Date with respect to any Distribution Date will be the 15th day of the calendar month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.

Interest Accrual Period: For any Distribution Date with respect to the Offered Certificates, is the period commencing on the Distribution Date of the month immediately preceding the month in which the Distribution Date occurs or, in the case of the first period, commencing on the Closing Date, and ending on the day preceding such Distribution Date. All distributions of interest on the Offered Certificates will be based on a 360-day year and the actual number of days in the applicable Interest Accrual Period. The Offered Certificates will initially settle flat (no accrued interest).

Prepayment Period: The Prepayment Period with respect to any Distribution Date is the period commencing on the 16th day of the month prior to the month in which the related Distribution Date occurs and ending on the 15th day of the month in which such Distribution Date occurs.

ERISA Considerations: It is expected that the Offered Certificates will be ERISA eligible after the termination of the Swap Agreement. Prior to that time, persons using plan assets may purchase the Offered Certificates if the purchase and holding meets the requirements of an investor-based class exemption issued by the Department of Labor. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.

Legal Investment: It is not anticipated that any of the Offered Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA).

Tax Matters: The Trust will be established as one or more REMICs for federal income tax purposes.

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Optional Termination: At its option, the majority holder of the Class CE Certificates may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period has been reduced to less than 10% of the principal balance of the Mortgage Loans as of the Cut-off Date. If the majority holder of the Class CE Certificates does not exercise such right, then the Master Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period, has been reduced to less than 5% of the principal balance of the Mortgage Loans as of the Cut-off Date. Such a purchase will result in the early retirement of all the certificates. In such case, the Class A Certificates and the Class M Certificates will be redeemed at par plus accrued interest.

Administrative Fees: The sum of the "Servicing Fee" calculated at the "Servicing Fee Rate" of 0.500% per annum and the "Trustee Fee". Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.

Principal & Interest Advances: The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Servicing Advances: The Master Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Compensating Interest: The Master Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Step-up Coupon: If the Optional Termination is not exercised, on the first Distribution Date following the Distribution Date on which it could have been exercised, the margin on each of the Class I-A-2, Class I-A-3, Class II-A-1, Class II-A-2, Class III-A-1 and Class III-A-2 Certificates will increase to 2.0 times their related initial margins and the margins on each of the Class M Certificates will increase to 1.5 times their related initial margins.

Prepayment Assumption: *Fixed Rate Mortgage Loans:* 4% CPR growing to 25% CPR over 12 months, and 25% CPR thereafter.
Adjustable Rate Mortgage Loans: 4% CPR growing to 35% CPR over 12 months, and 35% CPR thereafter.

Credit Enhancement:

1. Excess Spread (excluding Net Swap Payments received from the Swap Provider)
2. Any Net Swap Payments received from the Swap Provider
3. Overcollateralization
4. Subordination
5. Cross-Collateralization

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Interest Remittance Amount: With respect to any Distribution Date, that portion of the available distribution amount for that Distribution Date that represents interest received or advanced on the Mortgage Loans (net of Administrative Fees and any Net Swap Payment or Swap Termination Payment owed to the Swap Provider).

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans (including any reduction for realized losses) over (ii) the sum of the aggregate Certificate Principal Balance of the Class A Certificates and Class M Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 2.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) approximately 4.00% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $3,250,000 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates is expected to be fully funded on the Closing Date.

Overcollateralization Increase Amount: With respect to any Distribution Date, an amount equal to the lesser of (i) available excess cash flow from the Mortgage Loans available for payment of Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Overcollateralization Target Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount: With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the Mortgage Loans for that Distribution Date.

Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount over the Overcollateralization Target Amount.

Stepdown Date: The later to occur of (x) the Distribution Date occurring in March 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of the Group I, Group II or Group III Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately [42.20]%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any Class of Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the Class CE Certificates) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Group I, Group II and Group III Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Class	Initial CE %	CE % On/After Stepdown Date
A	[21.10]%	[42.20]%
M-1	[14.45]%	[28.90]%
M-2	[9.10]%	[18.20]%
M-3	[7.65]%	[15.30]%
M-4	[6.15]%	[12.30]%
M-5	[5.00]%	[10.00]%
M-6	[4.00]%	[8.00]%
M-7	[3.00]%	[6.00]%
M-8	[2.00]%	[4.00]%

Trigger Event: If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test: The Delinquency Test is violated on any Distribution Date if the percentage obtained by dividing (x) the aggregate outstanding principal balance of Mortgage Loans delinquent 60 days or more (including Mortgage Loans that are in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy) by (y) the aggregate outstanding principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [38]% of the Credit Enhancement Percentage.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Distribution Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

[Distribution Date Occurring in	Percentage
March 2008 through February 2009	[3.50]%
March 2009 through February 2010	[5.25]%
March 2010 through February 2011	[6.75]%
March 2011 and thereafter	[7.75]%]

Realized Losses: Generally, any Realized Losses on the Mortgage Loans will be absorbed first by Excess Spread, second, by the Overcollateralization Amount, third, by the Class M Certificates in reverse numerical order and fourth, to the Class A Certificates on a pro rata basis, based on the Certificate Principal Balance of each such class, provided however, realized losses otherwise allocable to the Class II-A-1 and Class III-A-1 Certificates will first be allocated to the Class II-A-2 and Class III-A-2 Certificates, respectively, until the Certificate Principal Balance thereof has been reduced to zero, and thereafter, such losses will be allocated to the Class II-A-1 and Class III-A-1 Certificates.

Expense Adjusted Mortgage Rate: The applicable mortgage rate (as adjusted for the actual number of days in the related Interest Accrual Period) on each Mortgage Loan as of the first day of the related Due Period minus the sum of the (i) Servicing Fee Rate and (ii) the Trustee Fee Rate.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Net WAC Rate Cap:

For any distribution date is the excess, if any of (A) (1) with respect to the Class I-A Certificates is equal to the weighted average of the Expense Adjusted Mortgage Rates of the mortgage loans in Loan Group I as of the first day of the calendar month preceding the month in which the distribution date occurs; (2) with respect to the Class II-A Certificates, is equal to the weighted average of the Expense Adjusted Mortgage Rates of the mortgage loans in Loan Group II as of the first day of the calendar month preceding the month in which the distribution date occurs; (3) with respect to the Class III-A Certificates, is equal to the weighted average of the Expense Adjusted Mortgage Rates of the mortgage loans in Loan Group III as of the first day of the calendar month preceding the month in which the distribution date occurs; and (4) with respect to the Class M Certificates, is equal to the weighted average of the weighted average of the Expense Adjusted Mortgage Rates of the mortgage loans in each loan group as of the first day of the calendar month preceding the month in which the distribution date occurs, weighted in proportion to the results of subtracting from the aggregate principal balance of the mortgage loans of each loan group, the Certificate Principal Balance of the related senior certificates,
in each case over (B) the sum of (x) an amount, expressed as a per annum rate, equal to the Net Swap Payment payable to the Swap Provider and (y) an amount, expressed as a per annum rate, equal to the Swap Termination Payment, divided by the outstanding principal balance of the mortgage loans.

Pass-Through Rates:

The Pass-Through Rate with respect to each class of Class A Certificates and Class M Certificates will be the lesser of (x) the London interbank offered rate for one month United States dollar deposits, which we refer to as One-Month LIBOR plus the related Margin, and (y) the related Net WAC Rate Cap, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Swap Agreement:

On the Closing Date, the Trustee will enter into a Swap Agreement with an initial notional amount of [$650,000,000]. Under the Swap Agreement, the trust shall be obligated to pay to the Swap Provider an amount equal to [3.700%] (per annum) on the swap notional amount (the "Net Swap payment") and the trust will be entitled to receive from the Swap Provider an amount equal to One-Month LIBOR on the swap notional amount (the "Net Swap Payment") on each Distribution Date, accrued during each swap accrual period until the swap is retired. Only the net amount (the "Net Swap Payment") of the two obligations above will be paid by the appropriate party. Upon early termination of the Swap Agreement, the Trust or the swap provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party (regardless of which party caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Trust is required to make a Swap Termination Payment, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to Certificateholders so long as the Swap Provider is not in default under the Swap Agreement.** Shown below is the swap notional amount schedule, which generally has been derived by adding (A) for the fixed rate collateral, a notional balance corresponding to 1.25x the pricing speed and (B) for the adjustable rate collateral (1) during the respective fixed rate period, a notional balance corresponding to 1.25x the pricing speed and (2) during the respective adjustable rate period, zero.

Period	Notional Balance ($)	Period	Notional Balance ($)
1	650,000,000.00	31	65,861,470.64
2	641,331,428.21	32	63,447,151.70
3	630,685,542.58	33	61,124,463.20
4	618,079,903.79	34	58,889,791.14
5	603,549,608.47	35	56,739,860.54
6	587,147,889.96	36	54,673,802.42
7	568,946,565.94	37	52,685,519.89
8	549,036,054.51	38	36,074,884.13
9	527,525,821.20	39	34,929,238.13
10	504,578,435.35	40	33,819,708.71
11	482,147,938.44	41	32,745,163.55
12	460,658,901.15	42	31,704,505.74
13	440,144,385.01	43	30,696,672.54
14	420,558,589.10	44	29,720,634.46
15	401,858,956.70	45	28,775,394.12
16	384,004,897.86	46	27,859,985.32
17	366,957,708.12	47	26,973,472.02
18	350,680,449.80	48	26,114,947.41
19	335,137,928.74	49	25,283,533.06
20	320,296,519.83	50	24,478,377.94
21	306,124,178.09	51	23,698,657.63
22	292,589,566.75	52	22,943,573.47
23	279,663,942.71	53	22,212,351.78
24	267,336,242.51	54	21,504,243.03
25	82,494,381.51	55	20,818,521.19
26	79,445,228.50	56	20,154,482.84
27	76,512,888.67	57	19,511,446.61
28	73,692,710.75	58	18,888,245.29
29	70,980,235.70	59	18,284,085.09
30	68,371,188.61	60	17,698,734.60

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Interest Carry Forward Amount: For each class of Offered Certificates, and on any Distribution Date, the sum of (i) the excess of (A) the interest accrued during the related Interest Accrual Period for such Class (excluding any Basis Risk Shortfall Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Distribution Amount: The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class, in each case, reduced by any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest payable by the Master Servicer and any shortfalls resulting from the application of the Relief Act.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount for any Distribution Date and any Class A Certificates is equal to the Interest Distribution Amount for such Distribution Date for the related Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date for the related Class A Certificates.

Group II Sequential Trigger Event: A trigger event in effect on any Distribution Date if, before the 37th Distribution Date, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Prepayment Period divided by the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date exceeds [3.50%] or if, on or after the 37th Distribution Date, a Trigger Event is in effect.

Group III Sequential Trigger Event: A trigger event in effect on any Distribution Date if, before the 37th Distribution Date, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Prepayment Period divided by the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date exceeds [3.50%] or if, on or after the 37th Distribution Date, a Trigger Event is in effect.

Basis Risk Shortfall Carryover Amount: If, on any Distribution Date, the Pass-Through Rate for a class of Class A Certificates and Class M Certificates is based on the related Net WAC Rate Cap, the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable pass-through rate not been subject to the related Net WAC Rate Cap, over (ii) the amount of interest such class of Certificates received on such Distribution Date based on such Net WAC Rate Cap, together with the unpaid portion of any such amounts from prior Distribution Dates (and accrued interest thereon at the then applicable pass-through rate, without giving effect to the Net WAC Rate Cap). The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carryover Amount.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Basis Risk Shortfall:

Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial fixed-rate period of two, three or five years following the date of origination, and the Pass-Through Rates on the Offered Certificates are based on one-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those certificates in certain periods (such shortfalls, "Basis Risk Shortfalls"). This may also occur if six-month LIBOR rises quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If Basis Risk Shortfalls occur, they will be carried forward as Basis Risk Shortfall Carryover Amounts and paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or any subsequent Distribution Date.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Interest Payment Priority:

On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Group I Interest Remittance Amount, to the holders of the Class I-A-1, Class I-A-2 and Class I-A-3 Certificates pro rata based on the amount of accrued interest payable to such classes of certificates, the Senior Interest Distribution Amount allocable to such Certificates; from the Group II Interest Remittance Amount, to the holders of the Class II-A-1 Certificates and Class II-A-2 Certificates pro rata based on the amount of accrued interest payable to each such classes of certificates, the Senior Interest Distribution Amount allocable to such Certificates; from the Group III Interest Remittance Amount, to the holders of the Class III-A-1 Certificates and Class III-A-2 Certificates pro rata based on the amount of accrued interest payable to each such classes of certificates, the Senior Interest Distribution Amount allocable to such Certificates. Any Interest Remittance Amount remaining after the payment of the above will be available to pay any Senior Interest Distribution Amount to the unrelated group;

(ii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-1 Certificates, the Interest Distribution Amount for such Certificates;

(iii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-2 Certificates, the Interest Distribution Amount for such Certificates;

(iv) from the combined remaining Interest Remittance Amount, to the holders of the Class M-3 Certificates, the Interest Distribution Amount for such Certificates;

(v) from the combined remaining Interest Remittance Amount, to the holders of the Class M-4 Certificates, the Interest Distribution Amount for such Certificates;

(vi) from the combined remaining Interest Remittance Amount, to the holders of the Class M-5 Certificates, the Interest Distribution Amount for such Certificates;

(vii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-6 Certificates, the Interest Distribution Amount for such Certificates;

(viii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-7 Certificates, the Interest Distribution Amount for such Certificates; and

(ix) from the combined remaining Interest Remittance Amount, to the holders of the Class M-8 Certificates, the Interest Distribution Amount for such Certificates.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Principal Payment Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I, Group II and Group III Principal Distribution Amounts shall be distributed as follows:

(i) the Group I Principal Distribution Amount sequentially to the holders of the Class I-A-1, Class I-A-2 and Class I-A-3 Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero; and then to the holders of the Class II-A and Class III-A Certificates (as described below), after taking into account the distribution of the Group II and Group III Principal Distribution Amount described in (ii) and (iii) below;

(ii) the Group II Principal Distribution Amount pro rata to the holders of the Class II-A-1 Certificates and Class II-A-2 Certificates until the Certificate Principal Balance of each such class has been reduced to zero (provided, however, that if a Group II Sequential Trigger Event is in effect, the Group II Principal Distribution Amount will be allocated first to the Class II-A-1 Certificates, until the Certificate Principal Balance has been reduced to zero, and then to the Class II-A-2 Certificates, until the Certificate Principal Balance has been reduced to zero) and then to the holders of the Class I-A Certificates (in the priority described above), and the Class III-A Certificates, after taking into account the distribution of the Group I and Group III Principal Distribution Amount (as described in (i) above and (iii) below);

(iii) the Group III Principal Distribution Amount pro rata to the holders of the Class III-A-1 Certificates and Class III-A-2 Certificates until the Certificate Principal Balance of each such class has been reduced to zero (provided, however, that if a Group III Sequential Trigger Event is in effect, the Group III Principal Distribution Amount will be allocated first to the Class III-A-1 Certificates, until the Certificate Principal Balance has been reduced to zero, and then to the Class III-A-2 Certificates, until the Certificate Principal Balance has been reduced to zero) and then to the holders of the Class I-A Certificates (in the priority described above), and the Class II-A Certificates, after taking into account the distribution of the Group I and Group II Principal Distribution Amount (as described in (i) and (ii) above);

(iv) to the holders of the Class M-1 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distributions described in (i), (ii) and (iii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-2 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii) and (iv) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-3 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv) and (v) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-4 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v) and (vi) above, until the Certificate Principal Balance thereof has been reduced to zero;

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Principal Payment Priority: cont

(viii) to the holders of the Class M-5 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi) and (vii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-6 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-7 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix) above, until the Certificate Principal Balance thereof has been reduced to zero; and

(xi) to the holders of the Class M-8 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix) and (x) above, until the Certificate Principal Balance thereof has been reduced to zero

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Principal Payment Priority:

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I, Group II and Group III Principal Distribution Amounts shall be distributed as follows:

(i) sequentially to the holders of the Class I-A-1, Class I-A-2 and I-A-3 Certificates, in that order, to the extent of the Class I-A Principal Distribution Amount, until the Certificate Principal Balance of each such class has been reduced to zero and then to the holders of the Class II-A and Class III-A Certificates (as described below), after taking into account the distribution of the Class II-A and Class III-A Principal Distribution Amounts described in (ii) and (iii) below;

(ii) to the holders of the Class II-A-1 Certificates and Class II-A-2 Certificates, pro rata, to the extent of the Class II-A Principal Distribution Amount, until the Certificate Principal Balance of each such class has been reduced to zero and then to the holders of the Class I-A Certificates (in the priority described above) and Class III-A Certificates, after taking into account the Class I-A and Class III-A Principal Distribution Amount described in (i) above and (iii) below;

(iii) to the holders of the Class III-A-1 Certificates and Class III-A-2 Certificates, pro rata, to the extent of the Class III-A Principal Distribution Amount, until the Certificate Principal Balance of each such class has been reduced to zero and then to the holders of the Class I-A Certificates (in the priority described above) and Class II-A Certificates, after taking into account the Class I-A and Class II-A Principal Distribution Amount described in (i) and (ii) above;

(iv) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(xi) to the holders of the Class M-8 Certificates, the Class M-8 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Swap Payments:

Funds payable under the swap agreement will be deposited into a reserve account (the "Swap Account"), which will include the following:

1) any Net Swap Payment payable to the Swap Provider on any Distribution Date;
2) any swap termination amount payable to the Swap Provider on any Distribution Date; and
3) any Net Swap Payment received from the Swap Provider for any Distribution Date.

Funds in the Swap Account that are payable to the Swap Provider will be distributed on each Distribution Date in the following order of priority:

1) to the Swap Provider, any Net Swap Payment owed for such Distribution Date; and
2) to the Swap Provider, any Swap Termination Payment.

Funds in the Swap Account that are payable to the trust will be distributed on each Distribution Date in the following order of priority:

1) to the holders of the Class A Certificates, to pay accrued interest and any Interest Carry Forward Amount, on a pro rata basis, to the extent unpaid from the Interest Remittance Amount;
2) to the holders of the Class M Certificates, to pay accrued interest and any Interest Carry Forward Amount, sequentially, to the extent unpaid from the Interest Remittance Amount;
3) to pay, first to the Class A on a pro rata basis, and second, sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates, in that order, any Basis Risk Carryover Amounts for such Distribution Date;
4) to pay as principal to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 to maintain the Overcollateralization Target Amount for such Distribution Date (to the extent not covered by net monthly excess cashflow);
5) to the party named in the Pooling and Servicing Agreement, any remaining amounts.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Net Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, the available distribution amount remaining after distribution of the Interest Remittance Amount and the Group I, Group II and Group III Principal Distribution Amount as described above ("Net Monthly Excess Cashflow") shall be distributed as follows to the extent not covered by amounts paid pursuant to the Swap Agreement (other than in the case of clause (i) below):

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount, distributable as part of the respective Group I, Group II and Group III Principal Distribution Amount;

(ii) from Net Monthly Excess Cashflow attributable to the Group I, Group II and Group III Interest Remittance Amount, to the holders of the Class I-A, Class II-A and Class III-A Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iii) to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates, in that order, in an amount equal to the related Interest Carry Forward Amount allocable to such Certificates;

(iv) to make payments to a reserve account, to the extent required to distribute to the holders of the Class A Certificates any Basis Risk Carryover Amounts for such classes;

(v) to make payments to a reserve account, to the extent required to distribute to the holders of the Class M Certificates any Basis Risk Carryover Amounts for such classes;

(vi) to the holders of the Class A Certificates and Class M Certificates, in an amount equal to such certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon; and

(vii) to the holders of the Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

Group I Principal Distribution Amount:

The Group I Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS (a) any Net Swap Payment or Swap Termination Payment owed to the Swap Provider and (b) a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between the Group I, Group II and Group III Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Group II Principal Distribution Amount:	The Group II Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans; (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS (a) any Net Swap Payment or Swap Termination Payment owed to the Swap Provider and (b) a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between the Group I, Group II and Group III Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.
Group III Principal Distribution Amount:	The Group III Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group III Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group III Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group III Mortgage Loans; (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS (a) any Net Swap Payment or Swap Termination Payment owed to the Swap Provider and (b) a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between the Group I, Group II and Group III Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.
Class I-A Principal Distribution Amount:	The Class I-A Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class I-A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 57.80% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $3,250,000.
Class II-A Principal Distribution Amount:	The Class II-A Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class II-A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 57.80% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $3,250,000.

Class III-A Principal Distribution Amount:	The Class III-A Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class III-A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 57.80% and (ii) the aggregate principal balance of the Group III Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group III Mortgage Loans as of the last day of the related Due Period minus approximately $3,250,000.
Class M-1 Principal Distribution Amount:	The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 71.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,250,000.
Class M-2 Principal Distribution Amount:	The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 81.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,250,000.
Class M-3 Principal Distribution Amount:	The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 84.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,250,000.
Class M-4 Principal Distribution Amount:	The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 87.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,250,000.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Class M-5 Principal Distribution Amount:

The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 90.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,250,000.

Class M-6 Principal Distribution Amount:

The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 92.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,250,000.

Class M-7 Principal Distribution Amount:

The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 94.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,250,000.

Class M-8 Principal Distribution Amount:

The Class M-8 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 96.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,250,000.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Class I-A Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Mar-05	6.514	23.784	39	25-May-08	8.551	13.861
2	25-Apr-05	5.784	23.006	40	25-Jun-08	8.288	13.563
3	25-May-05	5.890	23.050	41	25-Jul-08	8.546	14.310
4	25-Jun-05	5.791	22.878	42	25-Aug-08	8.283	14.085
5	25-Jul-05	5.901	22.900	43	25-Sep-08	8.281	14.117
6	25-Aug-05	5.808	22.703	44	25-Oct-08	8.538	14.465
7	25-Sep-05	5.814	22.587	45	25-Nov-08	8.276	14.108
8	25-Oct-05	5.929	22.561	46	25-Dec-08	8.533	14.487
9	25-Nov-05	5.831	22.304	47	25-Jan-09	8.271	14.208
10	25-Dec-05	5.950	22.246	48	25-Feb-09	8.268	14.203
11	25-Jan-06	5.851	21.970	49	25-Mar-09	9.099	15.341
12	25-Feb-06	5.875	21.823	50	25-Apr-09	8.263	14.195
13	25-Mar-06	6.249	22.023	51	25-May-09	8.520	14.542
14	25-Apr-06	5.896	21.494	52	25-Jun-09	8.258	14.211
15	25-May-06	6.021	21.448	53	25-Jul-09	8.514	14.629
16	25-Jun-06	5.916	21.174	54	25-Aug-09	8.253	14.266
17	25-Jul-06	6.044	21.139	55	25-Sep-09	8.250	14.258
18	25-Aug-06	5.937	20.883	56	25-Oct-09	8.506	14.606
19	25-Sep-06	5.946	20.729	57	25-Nov-09	8.245	14.243
20	25-Oct-06	6.078	20.701	58	25-Dec-09	8.501	14.598
21	25-Nov-06	5.965	20.430	59	25-Jan-10	8.252	14.273
22	25-Dec-06	6.122	20.437	60	25-Feb-10	8.265	14.281
23	25-Jan-07	6.993	21.430	61	25-Mar-10	9.323	12.539
24	25-Feb-07	7.388	21.808	62	25-Apr-10	8.419	11.315
25	25-Mar-07	8.739	13.713	63	25-May-10	8.697	11.681
26	25-Apr-07	7.961	12.868	64	25-Jun-10	8.413	11.293
27	25-May-07	8.202	13.108	65	25-Jul-10	8.691	11.660
28	25-Jun-07	7.960	12.844	66	25-Aug-10	8.409	11.284
29	25-Jul-07	8.202	13.655	67	25-Sep-10	8.406	11.275
30	25-Aug-07	7.979	13.650	68	25-Oct-10	8.684	11.639
31	25-Sep-07	7.983	13.674	69	25-Nov-10	8.401	11.253
32	25-Oct-07	8.226	13.943	70	25-Dec-10	8.678	11.616
33	25-Nov-07	7.982	13.638	71	25-Jan-11	8.397	11.241
34	25-Dec-07	8.292	14.000	72	25-Feb-11	8.394	11.240
35	25-Jan-08	8.236	14.448				
36	25-Feb-08	8.235	14.702				
37	25-Mar-08	8.755	15.398				
38	25-Apr-08	8.293	13.530				

(1) Assumes 1-month LIBOR at 2.73%, 6-month LIBOR at 3.09%, 1-Year LIBOR at 3.37%, 1-Year Treasury at 3.03%, no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR, 6-month LIBOR. 1-Year LIBOR and 1-Year Treasury equals 20%, no losses and run at the pricing speed to call.

Class II-A Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Mar-05	6.510	23.780	39	25-May-08	8.288	13.826
2	25-Apr-05	5.781	23.003	40	25-Jun-08	8.033	13.499
3	25-May-05	5.886	23.047	41	25-Jul-08	8.280	14.253
4	25-Jun-05	5.788	22.873	42	25-Aug-08	8.025	13.993
5	25-Jul-05	5.896	22.892	43	25-Sep-08	8.021	14.001
6	25-Aug-05	5.800	22.691	44	25-Oct-08	8.269	14.342
7	25-Sep-05	5.806	22.576	45	25-Nov-08	8.014	13.986
8	25-Oct-05	5.920	22.549	46	25-Dec-08	8.261	14.335
9	25-Nov-05	5.822	22.292	47	25-Jan-09	8.006	14.069
10	25-Dec-05	5.944	22.235	48	25-Feb-09	8.002	14.060
11	25-Jan-06	5.845	21.957	49	25-Mar-09	8.803	15.182
12	25-Feb-06	5.866	21.803	50	25-Apr-09	7.994	14.048
13	25-Mar-06	6.238	21.999	51	25-May-09	8.241	14.388
14	25-Apr-06	5.884	21.471	52	25-Jun-09	7.987	14.039
15	25-May-06	6.009	21.424	53	25-Jul-09	8.232	14.456
16	25-Jun-06	5.903	21.151	54	25-Aug-09	7.979	14.095
17	25-Jul-06	6.029	21.111	55	25-Sep-09	7.975	14.085
18	25-Aug-06	5.920	20.849	56	25-Oct-09	8.220	14.426
19	25-Sep-06	5.928	20.695	57	25-Nov-09	7.967	14.067
20	25-Oct-06	6.058	20.664	58	25-Dec-09	8.212	14.406
21	25-Nov-06	5.945	20.391	59	25-Jan-10	7.959	14.050
22	25-Dec-06	6.081	20.376	60	25-Feb-10	7.961	14.048
23	25-Jan-07	7.015	21.535	61	25-Mar-10	8.989	12.284
24	25-Feb-07	7.282	21.850	62	25-Apr-10	8.115	11.082
25	25-Mar-07	8.538	13.670	63	25-May-10	8.381	11.438
26	25-Apr-07	7.778	12.828	64	25-Jun-10	8.107	11.056
27	25-May-07	8.012	13.065	65	25-Jul-10	8.373	11.412
28	25-Jun-07	7.774	12.795	66	25-Aug-10	8.099	11.036
29	25-Jul-07	8.017	13.719	67	25-Sep-10	8.095	11.027
30	25-Aug-07	7.779	13.658	68	25-Oct-10	8.361	11.382
31	25-Sep-07	7.783	13.654	69	25-Nov-10	8.087	11.001
32	25-Oct-07	8.017	13.920	70	25-Dec-10	8.352	11.354
33	25-Nov-07	7.779	13.613	71	25-Jan-11	8.079	10.975
34	25-Dec-07	8.032	13.912	72	25-Feb-11	8.074	10.967
35	25-Jan-08	7.987	14.497				
36	25-Feb-08	7.985	14.701				
37	25-Mar-08	8.486	15.367				
38	25-Apr-08	8.040	13.499				

(1) Assumes 1-month LIBOR at 2.73%, 6-month LIBOR at 3.09%, 1-Year LIBOR at 3.37%, 1-Year Treasury at 3.03%, no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR, 6-month LIBOR. 1-Year LIBOR and 1-Year Treasury equals 20%, no losses and run at the pricing speed to call .

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Class III-A Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Mar-05	6.559	23.829	39	25-May-08	8.188	13.790
2	25-Apr-05	5.820	23.042	40	25-Jun-08	7.935	13.452
3	25-May-05	5.927	23.087	41	25-Jul-08	8.180	14.231
4	25-Jun-05	5.827	22.912	42	25-Aug-08	7.927	13.978
5	25-Jul-05	5.937	22.932	43	25-Sep-08	7.923	13.980
6	25-Aug-05	5.840	22.730	44	25-Oct-08	8.167	14.320
7	25-Sep-05	5.847	22.614	45	25-Nov-08	7.915	13.963
8	25-Oct-05	5.961	22.589	46	25-Dec-08	8.159	14.302
9	25-Nov-05	5.862	22.330	47	25-Jan-09	7.907	14.007
10	25-Dec-05	5.981	22.269	48	25-Feb-09	7.903	14.018
11	25-Jan-06	5.880	21.988	49	25-Mar-09	8.693	15.133
12	25-Feb-06	5.921	21.857	50	25-Apr-09	7.895	14.004
13	25-Mar-06	6.299	22.059	51	25-May-09	8.137	14.342
14	25-Apr-06	5.939	21.524	52	25-Jun-09	7.886	13.985
15	25-May-06	6.064	21.478	53	25-Jul-09	8.129	14.381
16	25-Jun-06	5.956	21.200	54	25-Aug-09	7.878	14.038
17	25-Jul-06	6.083	21.160	55	25-Sep-09	7.874	14.029
18	25-Aug-06	5.973	20.913	56	25-Oct-09	8.116	14.366
19	25-Sep-06	5.981	20.758	57	25-Nov-09	7.865	14.008
20	25-Oct-06	6.112	20.729	58	25-Dec-09	8.107	14.344
21	25-Nov-06	5.997	20.454	59	25-Jan-10	7.859	14.007
22	25-Dec-06	6.130	20.431	60	25-Feb-10	7.868	14.022
23	25-Jan-07	7.010	21.626	61	25-Mar-10	8.876	12.243
24	25-Feb-07	7.250	21.925	62	25-Apr-10	8.013	11.044
25	25-Mar-07	8.492	13.745	63	25-May-10	8.276	11.398
26	25-Apr-07	7.736	12.895	64	25-Jun-10	8.005	11.017
27	25-May-07	7.969	13.134	65	25-Jul-10	8.267	11.370
28	25-Jun-07	7.732	12.856	66	25-Aug-10	7.996	11.002
29	25-Jul-07	7.968	13.755	67	25-Sep-10	7.992	10.988
30	25-Aug-07	7.732	13.705	68	25-Oct-10	8.254	11.339
31	25-Sep-07	7.729	13.696	69	25-Nov-10	7.983	10.960
32	25-Oct-07	7.962	13.963	70	25-Dec-10	8.245	11.310
33	25-Nov-07	7.725	13.654	71	25-Jan-11	7.974	10.933
34	25-Dec-07	7.957	13.921	72	25-Feb-11	7.970	10.931
35	25-Jan-08	7.861	14.415				
36	25-Feb-08	7.888	14.673				
37	25-Mar-08	8.383	15.331				
38	25-Apr-08	7.943	13.465				

(1) Assumes 1-month LIBOR at 2.73%, 6-month LIBOR at 3.09%, 1-Year LIBOR at 3.37%, 1-Year Treasury at 3.03%, no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR, 6-month LIBOR. 1-Year LIBOR and 1-Year Treasury equals 20%, no losses and run at the pricing speed to call .

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Subordinate Classes Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Mar-05	6.522	23.792	39	25-May-08	8.355	13.830
2	25-Apr-05	5.791	23.012	40	25-Jun-08	8.098	13.510
3	25-May-05	5.897	23.057	41	25-Jul-08	8.348	14.267
4	25-Jun-05	5.798	22.883	42	25-Aug-08	8.091	14.021
5	25-Jul-05	5.907	22.904	43	25-Sep-08	8.088	14.036
6	25-Aug-05	5.812	22.704	44	25-Oct-08	8.338	14.379
7	25-Sep-05	5.818	22.588	45	25-Nov-08	8.081	14.022
8	25-Oct-05	5.932	22.562	46	25-Dec-08	8.330	14.379
9	25-Nov-05	5.834	22.305	47	25-Jan-09	8.074	14.102
10	25-Dec-05	5.954	22.246	48	25-Feb-09	8.070	14.100
11	25-Jan-06	5.855	21.968	49	25-Mar-09	8.879	15.225
12	25-Feb-06	5.882	21.822	50	25-Apr-09	8.063	14.088
13	25-Mar-06	6.255	22.021	51	25-May-09	8.312	14.430
14	25-Apr-06	5.900	21.490	52	25-Jun-09	8.056	14.085
15	25-May-06	6.025	21.444	53	25-Jul-09	8.305	14.498
16	25-Jun-06	5.919	21.170	54	25-Aug-09	8.049	14.140
17	25-Jul-06	6.046	21.132	55	25-Sep-09	8.046	14.131
18	25-Aug-06	5.937	20.875	56	25-Oct-09	8.294	14.474
19	25-Sep-06	5.946	20.720	57	25-Nov-09	8.039	14.113
20	25-Oct-06	6.076	20.691	58	25-Dec-09	8.286	14.457
21	25-Nov-06	5.963	20.418	59	25-Jan-10	8.036	14.116
22	25-Dec-06	6.106	20.409	60	25-Feb-10	8.043	14.121
23	25-Jan-07	7.006	21.520	61	25-Mar-10	9.077	12.361
24	25-Feb-07	7.311	21.853	62	25-Apr-10	8.195	11.152
25	25-Mar-07	8.596	13.701	63	25-May-10	8.465	11.511
26	25-Apr-07	7.831	12.856	64	25-Jun-10	8.188	11.128
27	25-May-07	8.067	13.095	65	25-Jul-10	8.457	11.487
28	25-Jun-07	7.828	12.825	66	25-Aug-10	8.181	11.112
29	25-Jul-07	8.069	13.705	67	25-Sep-10	8.177	11.102
30	25-Aug-07	7.836	13.666	68	25-Oct-10	8.446	11.459
31	25-Sep-07	7.839	13.670	69	25-Nov-10	8.170	11.077
32	25-Oct-07	8.076	13.937	70	25-Dec-10	8.438	11.433
33	25-Nov-07	7.836	13.631	71	25-Jan-11	8.163	11.056
34	25-Dec-07	8.104	13.944	72	25-Feb-11	8.159	11.051
35	25-Jan-08	8.044	14.462				
36	25-Feb-08	8.048	14.695				
37	25-Mar-08	8.554	15.369				
38	25-Apr-08	8.105	13.502				

(1)Assumes 1-month LIBOR at 2.73%, 6-month LIBOR at 3.09%, 1-Year LIBOR at 3.37%, 1-Year Treasury at 3.03%, no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR, 6-month LIBOR. 1-Year LIBOR and 1-Year Treasury equals 20%, no losses and run at the pricing speed to call.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Excess Spread Before Losses (Basis Points)

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Mar-05	288	288	39	25-May-08	510	476
2	25-Apr-05	282	282	40	25-Jun-08	503	464
3	25-May-05	283	284	41	25-Jul-08	512	488
4	25-Jun-05	282	283	42	25-Aug-08	504	476
5	25-Jul-05	284	284	43	25-Sep-08	504	475
6	25-Aug-05	283	283	44	25-Oct-08	514	487
7	25-Sep-05	284	283	45	25-Nov-08	505	471
8	25-Oct-05	286	285	46	25-Dec-08	514	483
9	25-Nov-05	285	283	47	25-Jan-09	505	475
10	25-Dec-05	287	285	48	25-Feb-09	505	475
11	25-Jan-06	286	282	49	25-Mar-09	532	514
12	25-Feb-06	288	284	50	25-Apr-09	505	471
13	25-Mar-06	295	290	51	25-May-09	514	483
14	25-Apr-06	289	282	52	25-Jun-09	505	467
15	25-May-06	292	284	53	25-Jul-09	513	485
16	25-Jun-06	290	281	54	25-Aug-09	504	471
17	25-Jul-06	293	283	55	25-Sep-09	503	469
18	25-Aug-06	291	280	56	25-Oct-09	512	481
19	25-Sep-06	291	279	57	25-Nov-09	503	465
20	25-Oct-06	294	281	58	25-Dec-09	511	477
21	25-Nov-06	291	277	59	25-Jan-10	502	466
22	25-Dec-06	296	281	60	25-Feb-10	503	467
23	25-Jan-07	398	417	61	25-Mar-10	551	497
24	25-Feb-07	429	461	62	25-Apr-10	519	444
25	25-Mar-07	506	475	63	25-May-10	529	459
26	25-Apr-07	481	439	64	25-Jun-10	518	441
27	25-May-07	488	448	65	25-Jul-10	528	459
28	25-Jun-07	479	435	66	25-Aug-10	517	442
29	25-Jul-07	487	462	67	25-Sep-10	518	442
30	25-Aug-07	479	453	68	25-Oct-10	529	458
31	25-Sep-07	478	453	69	25-Nov-10	519	441
32	25-Oct-07	486	463	70	25-Dec-10	530	457
33	25-Nov-07	476	449	71	25-Jan-11	520	443
34	25-Dec-07	487	462	72	25-Feb-11	520	444
35	25-Jan-08	496	475				
36	25-Feb-08	496	476				
37	25-Mar-08	512	498				
38	25-Apr-08	495	459				

(1) Assumes 1-month LIBOR at 2.73%, 6-month LIBOR at 3.09%, 1-Year LIBOR at 3.37%, 1-Year Treasury at 3.03%, no losses and is run at the pricing speed to call.
(2) Assumes the Forward LIBOR curve and run at the pricing speed to call.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

DESCRIPTION OF THE COLLATERAL

TOTAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$683,562,408		
Number of Loans	3,934		
Average Current Loan Balance	$173,758	$12,994	$747,753
[1] Original Combined Loan-to-Value Ratio	81.64%	15.91%	100.00%
[1] Mortgage Rate	7.3629%	4.7400%	12.8800%
[1] Net Mortgage Rate	6.8603%	4.2374%	12.3774%
[1] [3] Note Margin	6.3350%	2.0000%	11.1250%
[1] [3] Maximum Mortgage Rate	13.6786%	10.6250%	18.9900%
[1] [3] Minimum Mortgage Rate	7.2688%	2.0000%	12.1500%
[1] [3] Term to Next Rate Adjustment (months)	24	3	60
[1] Original Term to Stated Maturity (months)	355	120	360
[1] Age (months)	2	0	13
[1] Remaining Term to Stated Maturity (months)	353	116	360
[1] [2] Credit Score	618	500	804

[1] Weighted Average reflected in Total.
[2] 100.00% of Mortgage Loans have Credit Scores.
[3] Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	BALLOON	1.73%
	FIXED	13.00%
	FIXED INTEREST ONLY	1.78%
	6MLIBOR	0.32%
	6MLIBOR INTEREST ONLY	0.12%
	LIBOR 1/6 ARM	1.13%
	LIBOR 2/1 ARM	0.02%
	LIBOR 2/6 ARM	51.27%
	LIBOR 2/6 ARM INTEREST ONLY	19.47%
	LIBOR 3/6 ARM	7.61%
	LIBOR 3/6 ARM INTEREST ONLY	2.41%
	LIBOR 5/6 ARM	0.80%
	LIBOR 5/6 ARM INTEREST ONLY	0.09%
	TREAS. 5/1 ARM	0.06%
	TREAS. 5/1 ARM INTEREST ONLY	0.19%
Lien	First	97.40%
	Second	2.60%
Property Type	Two- to four- family units	10.22%
	Condo Low-Rise (less than 5 stories)	5.72%
	Planned Unit Developments (attached)	12.19%
	Single-family detached	71.85%
	Townhouse	0.03%
Geographic Distribution	California	37.41%
	Florida	8.83%
	Illinois	7.57%
Number of States (including DC)		48
Documentation Type	Full/Alternative	56.09%
	Limited	1.85%
	Stated Income	42.05%
Loans with Prepayment Penalties		79.28%
Loans with Interest Only Period		24.06%

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Credit Score Distribution of Total Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Combined Loan-to-Value Ratio
500 - 519	158	26,942,995	3.94	170,525	71.93
520 – 539	290	48,910,106	7.16	168,656	75.92
540 - 559	287	45,313,504	6.63	157,887	77.01
560 - 579	376	62,968,601	9.21	167,470	80.06
580 - 599	493	84,587,759	12.37	171,578	81.82
600 - 619	466	80,088,693	11.72	171,864	82.56
620 - 639	528	93,288,091	13.65	176,682	83.44
640 - 659	454	78,214,057	11.44	172,278	83.75
660 - 679	334	59,280,774	8.67	177,487	84.69
680 - 699	233	44,021,870	6.44	188,935	84.99
700 - 719	150	28,548,177	4.18	190,321	83.05
720 - 739	65	11,399,691	1.67	175,380	82.72
740 - 759	50	10,476,746	1.53	209,535	82.81
760 - 779	32	5,821,741	0.85	181,929	83.94
780 - 799	15	3,173,601	0.46	211,573	85.07
800 - 819	3	526,000	0.08	175,333	98.03
TOTAL:	3,934	683,562,408	100.00	173,758	81.64

Debt-to-Income Ratios of Total Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
0.00% - 5.00%	2	751,696	0.11	375,848	571	82.10
5.01% - 10.00%	17	2,039,193	0.30	119,953	633	85.57
10.01% - 15.00%	33	3,742,931	0.55	113,422	603	79.97
15.01% - 20.00%	91	11,293,659	1.65	124,106	611	80.60
20.01% - 25.00%	159	19,617,943	2.87	123,383	618	78.61
25.01% - 30.00%	314	47,428,843	6.94	151,047	615	80.33
30.01% - 35.00%	495	77,920,693	11.40	157,416	624	81.16
35.01% - 40.00%	686	114,083,275	16.69	166,302	619	81.45
40.01% - 45.00%	921	175,208,924	25.63	190,238	621	81.75
45.01% - 50.00%	954	178,036,749	26.05	186,621	620	83.06
50.01% - 55.00%	262	53,438,501	7.82	203,964	596	80.06
TOTAL:	3,934	683,562,408	100.00	173,758	618	81.64

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Original Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
$1 - $100,000	1,221	80,975,892	11.85	66,319	615	84.09
$100,001 - $200,000	1,448	206,963,767	30.28	142,931	610	81.84
$200,001 - $300,000	699	171,302,066	25.06	245,067	614	80.31
$300,001 - $400,000	360	124,857,527	18.27	346,826	629	81.73
$400,001 - $500,000	155	70,048,200	10.25	451,924	629	81.27
$500,001 - $600,000	39	21,540,120	3.15	552,311	632	82.52
$600,001 - $700,000	10	6,407,082	0.94	640,708	629	82.31
$700,001 - $800,000	2	1,467,753	0.21	733,876	628	65.59
TOTAL:	3,934	683,562,408	100.00	173,758	618	81.64

Net Mortgage Rates of Total Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.0000% - 4.4999%	8	2,181,688	0.32	272,711	668	76.86
4.5000% - 4.9999%	57	14,185,771	2.08	248,873	668	76.84
5.0000% - 5.4999%	229	59,173,664	8.66	258,400	645	76.88
5.5000% - 5.9999%	381	90,223,338	13.20	236,807	639	78.41
6.0000% - 6.4999%	714	150,519,495	22.02	210,812	624	79.90
6.5000% - 6.9999%	539	99,675,194	14.58	184,926	617	81.28
7.0000% - 7.4999%	661	112,293,208	16.43	169,884	605	83.97
7.5000% - 7.9999%	386	58,301,230	8.53	151,039	596	84.19
8.0000% - 8.4999%	400	50,282,316	7.36	125,706	592	87.20
8.5000% - 8.9999%	166	17,865,799	2.61	107,625	586	85.78
9.0000% - 9.4999%	148	11,623,166	1.70	78,535	595	87.29
9.5000% - 9.9999%	70	6,112,586	0.89	87,323	577	82.85
10.0000% - 10.4999%	85	5,427,469	0.79	63,853	616	90.95
10.5000% - 10.9999%	39	2,770,167	0.41	71,030	602	88.23
11.0000% - 11.4999%	41	2,317,872	0.34	56,533	639	95.47
11.5000% - 11.9999%	9	563,369	0.08	62,597	617	93.81
12.0000% - 12.4999%	1	46,074	0.01	46,074	626	100.00
TOTAL:	3,934	683,562,408	100.00	173,758	618	81.64

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Mortgage Rates of Total Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.5000% - 4.9999%	7	2,025,922	0.30	289,417	671	76.62
5.0000% - 5.4999%	49	12,834,930	1.88	261,937	664	76.93
5.5000% - 5.9999%	216	55,865,454	8.17	258,636	647	77.13
6.0000% - 6.4999%	326	77,810,159	11.38	238,681	639	77.75
6.5000% - 6.9999%	744	158,899,909	23.25	213,575	625	79.86
7.0000% - 7.4999%	505	92,362,931	13.51	182,897	616	81.42
7.5000% - 7.9999%	707	122,261,622	17.89	172,930	608	83.44
8.0000% - 8.4999%	365	55,367,643	8.10	151,692	596	83.87
8.5000% - 8.9999%	432	57,162,597	8.36	132,321	593	87.00
9.0000% - 9.4999%	166	17,659,025	2.58	106,380	582	85.19
9.5000% - 9.9999%	168	13,809,980	2.02	82,202	597	88.34
10.0000% - 10.4999%	62	5,636,386	0.82	90,909	575	82.75
10.5000% - 10.9999%	92	5,931,034	0.87	64,468	613	90.16
11.0000% - 11.4999%	32	2,262,586	0.33	70,706	587	85.60
11.5000% - 11.9999%	51	2,949,788	0.43	57,839	646	96.44
12.0000% - 12.4999%	11	676,369	0.10	61,488	623	94.84
12.5000% - 12.9999%	1	46,074	0.01	46,074	626	100.00
TOTAL:	3,934	683,562,408	100.00	173,758	618	81.64

Original Combined Loan-to-Value Ratios of Total Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
15.01% - 20.00%	2	181,839	0.03	90,920	690
20.01% - 25.00%	2	202,783	0.03	101,391	629
25.01% - 30.00%	2	489,000	0.07	244,500	567
30.01% - 35.00%	5	457,899	0.07	91,580	605
35.01% - 40.00%	18	2,422,415	0.35	134,579	591
40.01% - 45.00%	27	3,562,704	0.52	131,952	592
45.01% - 50.00%	32	6,360,050	0.93	198,752	588
50.01% - 55.00%	40	7,322,512	1.07	183,063	593
55.01% - 60.00%	61	10,305,821	1.51	168,948	575
60.01% - 65.00%	119	21,061,630	3.08	176,988	585
65.01% - 70.00%	192	34,848,364	5.10	181,502	579
70.01% - 75.00%	306	57,413,307	8.40	187,625	585
75.01% - 80.00%	1,228	235,733,928	34.49	191,966	631
80.01% - 85.00%	488	92,138,077	13.48	188,808	603
85.01% - 90.00%	625	110,826,223	16.21	177,322	621
90.01% - 95.00%	287	54,223,523	7.93	188,932	638
95.01% - 100.00%	500	46,012,332	6.73	92,025	653
TOTAL:	3,934	683,562,408	100.00	173,758	618

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Geographic Distribution of Mortgaged Properties of Total Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
California	1,004	255,724,105	37.41	254,705	628	78.93
Florida	409	60,331,194	8.83	147,509	614	82.91
Illinois	298	51,735,063	7.57	173,608	621	84.09
Georgia	292	39,597,330	5.79	135,607	621	87.17
New York	110	27,100,313	3.96	246,366	610	81.59
Other[1]	1,821	249,074,402	36.44	136,779	608	82.72
TOTAL:	3,934	683,562,408	100.00	173,758	618	81.64

[1] Other includes states and the District of Columbia with fewer than 3% concentrations individually.

Mortgage Loan Purpose of Total Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Equity Refinance	1,838	348,533,604	50.99	189,627	601	79.04
Purchase	1,676	263,430,248	38.54	157,178	645	85.22
Rate/Term Refinance	420	71,598,555	10.47	170,473	600	81.08
TOTAL:	3,934	683,562,408	100.00	173,758	618	81.64

Mortgage Loan Documentation Type of Total Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Full/Alternative	2,394	383,439,522	56.09	160,167	607	81.62
Limited	50	12,655,123	1.85	253,102	614	79.83
Stated Income	1,490	287,467,762	42.05	192,931	632	81.74
TOTAL:	3,934	683,562,408	100.00	173,758	618	81.64

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Occupancy Types of Total Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Investor	429	63,119,632	9.23	147,132	648	81.14
Primary Residence	3,472	615,156,656	89.99	177,176	615	81.67
Second/Vacation	33	5,286,119	0.77	160,185	638	83.60
TOTAL:	3,934	683,562,408	100.00	173,758	618	81.64

Mortgaged Property Types of Total Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio o
Two- to four- family units	296	69,846,407	10.22	235,968	638	80.37
Condo Low-Rise (less than 5 stories)	237	39,094,431	5.72	164,955	630	82.46
Planned Unit Developments (attached)	416	83,296,302	12.19	200,231	622	82.78
Single-family detached	2,983	491,125,343	71.85	164,641	613	81.56
Townhouse	2	199,925	0.03	99,963	700	83.99
TOTAL:	3,934	683,562,408	100.00	173,758	618	81.64

Prepayment Penalty Terms of Total Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
None	829	141,734,634	20.73	170,971	619	82.43
6 Months	19	2,023,955	0.30	106,524	618	92.91
12 Months	162	37,507,477	5.49	231,528	629	83.13
24 Months	2,069	374,432,568	54.78	180,973	615	81.71
30 Months	10	2,648,386	0.39	264,839	619	81.70
36 Months	844	125,146,512	18.31	148,278	622	79.88
60 Months	1	68,875	0.01	68,875	646	95.00
TOTAL:	3,934	683,562,408	100.00	173,758	618	81.64

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Interest Only Terms of Total Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Not Interest Only	3,265	519,108,296	75.94	158,992	607	81.61
12 Months	5	1,551,220	0.23	310,244	657	81.34
24 Months	193	51,131,088	7.48	264,928	663	80.89
36 Months	25	6,118,626	0.90	244,745	646	83.70
60 Months	326	87,239,004	12.76	267,604	646	81.33
120 Months	120	18,414,173	2.69	153,451	640	85.24
TOTAL:	3,934	683,562,408	100.00	173,758	618	81.64

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

DESCRIPTION OF THE COLLATERAL

INTEREST ONLY MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$164,454,111		
Number of Loans	669		
Average Current Loan Balance	$245,821	$50,400	$650,000
[1] Original Combined Loan-to-Value Ratio	81.72%	38.46%	100.00%
[1] Mortgage Rate	6.8521%	4.7400%	9.8500%
[1] Net Mortgage Rate	6.3495%	4.2374%	9.3474%
[1] [3] Note Margin	6.1440%	2.7500%	9.7500%
[1] [3] Maximum Mortgage Rate	13.1943%	10.7500%	16.3500%
[1] [3] Minimum Mortgage Rate	6.8211%	4.7400%	9.3500%
[1] [3] Term to Next Rate Adjustment (months)	24	3	58
[1] Original Term to Stated Maturity (months)	360	360	360
[1] Age (months)	2	0	6
[1] Remaining Term to Stated Maturity (months)	358	354	360
[1] [2] Credit Score	651	504	804

[1] Weighted Average reflected in Total.
[2] 100.00% of Mortgage Loans have Credit Scores.
[3] Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	FIXED INTEREST ONLY	7.41%
	6MLIBOR INTEREST ONLY	0.51%
	LIBOR 2/6 ARM INTEREST ONLY	80.92%
	LIBOR 3/6 ARM INTEREST ONLY	10.03%
	LIBOR 5/6 ARM INTEREST ONLY	0.36%
	TREAS. 5/1 ARM INTEREST ONLY	0.77%
Lien	First	100.00%
Property Type	Two- to four- family units	10.39%
	Condo Low-Rise (less than 5 stories)	8.74%
	Planned Unit Developments (attached)	14.41%
	Single-family detached	66.36%
	Townhouse	0.10%
Geographic Distribution	California	61.60%
	Georgia	8.36%
	Florida	5.87%
Number of States (including DC)		36
Documentation Type	Full/Alternative	54.30%
	Limited	1.90%
	Stated Income	43.80%
Loans with Prepayment Penalties		88.02%
Loans with Interest Only Period		100.00%

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Credit Score Distribution of Interest Only Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Combined Loan-to-Value Ratio
500 - 519	4	1,097,500	0.67	274,375	70.46
520 – 539	24	5,369,548	3.27	223,731	77.51
540 - 559	15	3,744,940	2.28	249,663	78.87
560 - 579	25	5,598,480	3.40	223,939	83.10
580 - 599	69	15,835,491	9.63	229,500	82.35
600 - 619	66	14,886,132	9.05	225,547	83.21
620 - 639	90	22,410,868	13.63	249,010	82.76
640 - 659	91	22,344,148	13.59	245,540	81.92
660 - 679	87	21,458,628	13.05	246,651	81.58
680 - 699	79	20,141,832	12.25	254,960	81.75
700 - 719	54	14,504,479	8.82	268,601	81.31
720 - 739	18	4,790,473	2.91	266,137	80.60
740 - 759	22	5,817,847	3.54	264,448	81.39
760 - 779	16	4,299,395	2.61	268,712	80.42
780 - 799	8	2,050,850	1.25	256,356	80.78
800 - 819	1	103,500	0.06	103,500	90.00
TOTAL:	669	164,454,111	100.00	245,821	81.72

Debt-to-Income Ratios of Interest Only Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
5.01% - 10.00%	5	460,600	0.28	92,120	636	89.53
10.01% - 15.00%	2	302,520	0.18	151,260	665	87.78
15.01% - 20.00%	11	1,940,150	1.18	176,377	653	85.34
20.01% - 25.00%	23	4,042,870	2.46	175,777	667	79.25
25.01% - 30.00%	37	9,418,366	5.73	254,550	665	83.49
30.01% - 35.00%	72	17,255,025	10.49	239,653	662	82.59
35.01% - 40.00%	101	24,495,021	14.89	242,525	660	82.67
40.01% - 45.00%	182	48,449,187	29.46	266,204	653	80.19
45.01% - 50.00%	187	46,157,488	28.07	246,831	644	81.95
50.01% - 55.00%	49	11,932,884	7.26	243,528	618	82.22
TOTAL:	669	164,454,111	100.00	245,821	651	81.72

BEAR STEARNS

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Original Mortgage Loan Principal Balances of Interest Only Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
$1 - $100,000	62	5,051,336	3.07	81,473	647	79.51
$100,001 - $200,000	216	32,487,563	19.75	150,405	644	83.44
$200,001 - $300,000	195	48,735,639	29.63	249,926	645	81.28
$300,001 - $400,000	123	43,236,982	26.29	351,520	657	80.85
$400,001 - $500,000	55	24,858,991	15.12	451,982	661	81.26
$500,001 - $600,000	15	8,171,351	4.97	544,757	658	84.41
$600,001 - $700,000	3	1,912,250	1.16	637,417	638	83.68
TOTAL:	669	164,454,111	100.00	245,821	651	81.72

Net Mortgage Rates of Interest Only Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.0000% - 4.4999%	2	632,250	0.38	316,125	715	79.30
4.5000% - 4.9999%	28	7,686,309	4.67	274,511	710	79.22
5.0000% - 5.4999%	83	23,572,381	14.33	284,005	673	79.42
5.5000% - 5.9999%	115	32,619,015	19.83	283,644	663	81.53
6.0000% - 6.4999%	181	45,585,489	27.72	251,854	643	80.94
6.5000% - 6.9999%	90	20,455,389	12.44	227,282	642	82.47
7.0000% - 7.4999%	77	17,326,005	10.54	225,013	634	83.87
7.5000% - 7.9999%	38	7,632,230	4.64	200,848	636	84.30
8.0000% - 8.4999%	36	6,141,402	3.73	170,595	604	87.17
8.5000% - 8.9999%	13	2,114,250	1.29	162,635	581	84.87
9.0000% - 9.4999%	6	689,390	0.42	114,898	618	87.33
TOTAL:	669	164,454,111	100.00	245,821	651	81.72

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Mortgage Rates of Interest Only Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.5000% - 4.9999%	2	632,250	0.38	316,125	715	79.30
5.0000% - 5.4999%	22	6,573,789	4.00	298,809	708	79.32
5.5000% - 5.9999%	81	22,777,595	13.85	281,205	678	79.55
6.0000% - 6.4999%	98	28,260,408	17.18	288,372	661	81.32
6.5000% - 6.9999%	192	49,246,423	29.95	256,492	646	80.90
7.0000% - 7.4999%	92	20,790,771	12.64	225,987	640	82.22
7.5000% - 7.9999%	87	19,266,083	11.72	221,449	638	84.04
8.0000% - 8.4999%	31	5,783,946	3.52	186,579	643	84.51
8.5000% - 8.9999%	45	8,319,206	5.06	184,871	606	86.11
9.0000% - 9.4999%	12	2,034,250	1.24	169,521	583	85.69
9.5000% - 9.9999%	7	769,390	0.47	109,913	611	84.90
TOTAL:	669	164,454,111	100.00	245,821	651	81.72

Original Combined Loan-to-Value Ratios of Interest Only Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
35.01% - 40.00%	2	306,000	0.19	153,000	583
40.01% - 45.00%	3	265,697	0.16	88,566	669
45.01% - 50.00%	3	860,000	0.52	286,667	621
50.01% - 55.00%	4	753,000	0.46	188,250	654
55.01% - 60.00%	4	897,200	0.55	224,300	622
60.01% - 65.00%	6	1,186,743	0.72	197,790	626
65.01% - 70.00%	18	5,385,484	3.27	299,194	623
70.01% - 75.00%	35	8,999,400	5.47	257,126	629
75.01% - 80.00%	357	89,916,389	54.68	251,867	664
80.01% - 85.00%	81	20,841,237	12.67	257,299	622
85.01% - 90.00%	86	20,808,047	12.65	241,954	650
90.01% - 95.00%	44	9,534,440	5.80	216,692	640
95.01% - 100.00%	26	4,700,473	2.86	180,787	646
TOTAL:	669	164,454,111	100.00	245,821	651

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Geographic Distribution of Mortgaged Properties of Interest Only Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
California	326	101,301,026	61.60	310,739	656	80.60
Georgia	88	13,754,615	8.36	156,302	639	86.37
Florida	54	9,655,236	5.87	178,801	659	82.37
Colorado	24	5,654,795	3.44	235,616	639	84.04
Other(1)	177	34,088,440	20.72	192,590	639	82.61
TOTAL:	669	164,454,111	100.00	245,821	651	81.72

(1) Other includes states and the District of Columbia with fewer than 3% concentrations individually.

Mortgage Loan Purpose of Interest Only Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Equity Refinance	264	63,605,469	38.68	240,930	632	80.91
Purchase	355	87,917,320	53.46	247,654	669	81.90
Rate/Term Refinance	50	12,931,322	7.86	258,626	625	84.50
TOTAL:	669	164,454,111	100.00	245,821	651	81.72

Mortgage Loan Documentation Type of Interest Only Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Full/Alternative	381	89,295,444	54.30	234,371	643	82.24
Limited	10	3,120,047	1.90	312,005	634	82.78
Stated Income	278	72,038,620	43.80	259,132	662	81.03
TOTAL:	669	164,454,111	100.00	245,821	651	81.72

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Occupancy Types of Interest Only Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Investor	85	19,107,929	11.62	224,799	680	81.80
Primary Residence	579	144,282,377	87.73	249,192	647	81.69
Second/Vacation	5	1,063,805	0.65	212,761	646	83.86
TOTAL:	669	164,454,111	100.00	245,821	651	81.72

Mortgaged Property Types of Interest Only Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio o
Two- to four- family units	55	17,084,434	10.39	310,626	676	78.72
Condo Low-Rise (less than 5 stories)	60	14,377,821	8.74	239,630	667	81.95
Planned Unit Developments (attached)	94	23,694,483	14.41	252,069	656	82.07
Single-family detached	459	109,137,374	66.36	237,772	644	82.08
Townhouse	1	160,000	0.10	160,000	700	80.00
TOTAL:	669	164,454,111	100.00	245,821	651	81.72

Prepayment Penalty Terms of Interest Only Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
None	76	19,708,378	11.98	259,321	667	80.41
6 Months	2	323,000	0.20	161,500	638	89.60
12 Months	24	7,305,859	4.44	304,411	661	80.76
24 Months	451	112,548,947	68.44	249,554	648	81.94
30 Months	6	1,748,545	1.06	291,424	612	80.47
36 Months	110	22,819,382	13.88	207,449	654	82.06
TOTAL:	669	164,454,111	100.00	245,821	651	81.72

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Interest Only Terms of Interest Only Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
12 Months	5	1,551,220	0.94	310,244	657	81.34
24 Months	193	51,131,088	31.09	264,928	663	80.89
36 Months	25	6,118,626	3.72	244,745	646	83.70
60 Months	326	87,239,004	53.05	267,604	646	81.33
120 Months	120	18,414,173	11.20	153,451	640	85.24
TOTAL:	669	164,454,111	100.00	245,821	651	81.72

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

DESCRIPTION OF THE COLLATERAL

GROUP I MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$232,964,532		
Number of Loans	1,060		
Average Current Loan Balance	$219,778	$17,250	$747,753
[1] Original Combined Loan-to-Value Ratio	83.45%	23.95%	100.00%
[1] Mortgage Rate	7.3563%	4.7400%	12.2500%
[1] Net Mortgage Rate	6.8537%	4.2374%	11.7474%
[1] [3] Note Margin	6.4358%	3.2500%	11.1250%
[1] [3] Maximum Mortgage Rate	13.6152%	10.6250%	18.3750%
[1] [3] Minimum Mortgage Rate	7.1859%	4.7400%	11.3750%
[1] [3] Term to Next Rate Adjustment (months)	24	3	60
[1] Original Term to Stated Maturity (months)	352	180	360
[1] Age (months)	2	0	5
[1] Remaining Term to Stated Maturity (months)	351	175	360
[1] [2] Credit Score	625	501	799

[1] Weighted Average reflected in Total.
[2] 100.00% of Mortgage Loans have Credit Scores.
[3] Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	6MLIBOR	0.63%
	6MLIBOR INTEREST ONLY	0.22%
	BALLOON	2.85%
	FIXED	10.34%
	FIXED INTEREST ONLY	2.07%
	LIBOR 1/6 ARM	0.87%
	LIBOR 2/1 ARM	0.07%
	LIBOR 2/6 ARM	45.84%
	LIBOR 2/6 ARM INTEREST ONLY	24.45%
	LIBOR 3/6 ARM	8.14%
	LIBOR 3/6 ARM INTEREST ONLY	2.90%
	LIBOR 5/6 ARM	0.87%
	LIBOR 5/6 ARM INTEREST ONLY	0.17%
	TREAS. 5/1 ARM	0.08%
	TREAS. 5/1 ARM INTEREST ONLY	0.49%
Lien	First	95.46%
	Second	4.54%
Property Type	Two- to four- family units	6.68%
	Condo Low-Rise (less than 5 stories)	5.32%
	Planned Unit Developments (attached)	15.89%
	Single-family detached	72.05%
	Townhouse	0.07%
Geographic Distribution	California	48.76%
	Florida	8.25%
Number of States (including DC)		45
Documentation Type	Full/Alternative	51.60%
	Limited	2.56%
	Stated Income	45.84%
Loans with Prepayment Penalties		80.47%
Loans with Interest Only Period		30.03%

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Credit Score Distribution of Group I Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Combined Loan-to-Value Ratio
500 - 519	25	5,302,918	2.28	212,117	73.17
520 - 539	63	13,325,723	5.72	211,519	79.19
540 - 559	48	10,423,828	4.47	217,163	76.50
560 - 579	93	20,747,900	8.91	223,096	81.55
580 - 599	134	29,829,354	12.80	222,607	83.20
600 - 619	121	26,417,151	11.34	218,324	84.29
620 - 639	156	33,807,927	14.51	216,717	84.61
640 - 659	141	27,281,131	11.71	193,483	84.55
660 - 679	120	28,836,935	12.38	240,308	85.40
680 - 699	72	15,956,955	6.85	221,624	86.29
700 - 719	40	9,621,341	4.13	240,534	85.28
720 - 739	20	4,912,604	2.11	245,630	85.95
740 - 759	12	3,182,374	1.37	265,198	82.53
760 - 779	9	1,966,289	0.84	218,477	84.98
780 - 799	6	1,352,103	0.58	225,351	89.59
TOTAL:	1,060	232,964,532	100.00	219,778	83.45

Debt-to-Income Ratios of Group I Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
0.00% - 5.00%	1	594,196	0.26	594,196	570	80.00
5.01% - 10.00%	4	339,450	0.15	84,863	634	93.07
10.01% - 15.00%	9	1,093,267	0.47	121,474	647	83.40
15.01% - 20.00%	14	1,825,192	0.78	130,371	583	84.30
20.01% - 25.00%	28	4,131,666	1.77	147,560	642	81.89
25.01% - 30.00%	76	14,825,158	6.36	195,068	632	81.36
30.01% - 35.00%	124	23,471,677	10.08	189,288	638	84.27
35.01% - 40.00%	157	34,222,236	14.69	217,976	631	83.52
40.01% - 45.00%	282	68,292,202	29.31	242,171	622	83.28
45.01% - 50.00%	287	64,735,570	27.79	225,559	626	84.57
50.01% - 55.00%	78	19,433,918	8.34	249,153	604	81.05
TOTAL:	1,060	232,964,532	100.00	219,778	625	83.45

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Original Mortgage Loan Principal Balances of Group I Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
$1 - $100,000	330	23,229,625	9.97	70,393	627	88.52
$100,001 - $200,000	289	40,817,159	17.52	141,236	619	86.59
$200,001 - $300,000	106	25,899,811	11.12	244,338	615	82.64
$300,001 - $400,000	162	59,251,644	25.43	365,751	634	82.30
$400,001 - $500,000	127	57,197,664	24.55	450,375	624	81.15
$500,001 - $600,000	35	19,311,293	8.29	551,751	624	83.28
$600,001 - $700,000	9	5,789,582	2.49	643,287	632	84.33
$700,001 - $800,000	2	1,467,753	0.63	733,876	628	65.59
TOTAL:	1,060	232,964,532	100.00	219,778	625	83.45

Net Mortgage Rates of Group I Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.0000% - 4.4999%	4	1,338,722	0.57	334,681	682	77.48
4.5000% - 4.9999%	10	4,094,473	1.76	409,447	693	80.84
5.0000% - 5.4999%	46	19,141,629	8.22	416,122	650	79.09
5.5000% - 5.9999%	101	34,311,737	14.73	339,720	644	79.97
6.0000% - 6.4999%	150	48,019,809	20.61	320,132	627	81.33
6.5000% - 6.9999%	181	40,749,502	17.49	225,135	615	81.38
7.0000% - 7.4999%	170	35,294,069	15.15	207,612	606	84.59
7.5000% - 7.9999%	94	17,247,831	7.40	183,488	614	87.34
8.0000% - 8.4999%	138	17,229,625	7.40	124,852	610	91.58
8.5000% - 8.9999%	47	5,324,367	2.29	113,284	620	91.37
9.0000% - 9.4999%	29	3,035,969	1.30	104,689	631	94.44
9.5000% - 9.9999%	16	1,659,121	0.71	103,695	585	91.44
10.0000% - 10.4999%	26	2,110,274	0.91	81,164	645	99.11
10.5000% - 10.9999%	19	1,591,337	0.68	83,755	609	89.46
11.0000% - 11.4999%	26	1,568,425	0.67	60,324	649	99.78
11.5000% - 11.9999%	3	247,640	0.11	82,547	648	100.00
TOTAL:	1,060	232,964,532	100.00	219,778	625	83.45

BEAR STEARNS

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Mortgage Rates of Group I Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.5000% - 4.9999%	4	1,338,722	0.57	334,681	682	77.48
5.0000% - 5.4999%	9	3,914,473	1.68	434,941	690	80.52
5.5000% - 5.9999%	46	18,871,629	8.10	410,253	650	79.15
6.0000% - 6.4999%	82	28,659,310	12.30	349,504	643	79.12
6.5000% - 6.9999%	149	49,694,818	21.33	333,522	629	81.40
7.0000% - 7.4999%	170	37,989,562	16.31	223,468	616	82.21
7.5000% - 7.9999%	191	40,655,717	17.45	212,857	610	83.63
8.0000% - 8.4999%	85	15,121,551	6.49	177,901	616	85.98
8.5000% - 8.9999%	140	19,685,999	8.45	140,614	606	91.32
9.0000% - 9.4999%	53	5,594,995	2.40	105,566	607	89.77
9.5000% - 9.9999%	40	4,193,187	1.80	104,830	639	95.79
10.0000% - 10.4999%	14	1,539,640	0.66	109,974	586	91.20
10.5000% - 10.9999%	28	2,221,552	0.95	79,341	641	98.85
11.0000% - 11.4999%	9	954,363	0.41	106,040	568	82.44
11.5000% - 11.9999%	36	2,207,372	0.95	61,316	655	99.84
12.0000% - 12.4999%	4	321,640	0.14	80,410	649	100.00
TOTAL:	1,060	232,964,532	100.00	219,778	625	83.45

Original Combined Loan-to-Value Ratios of Group I Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
20.01% - 25.00%	1	39,938	0.02	39,938	630
25.01% - 30.00%	1	389,000	0.17	389,000	560
30.01% - 35.00%	2	152,283	0.07	76,142	607
35.01% - 40.00%	2	225,000	0.10	112,500	654
40.01% - 45.00%	6	631,507	0.27	105,251	554
45.01% - 50.00%	3	1,324,259	0.57	441,420	598
50.01% - 55.00%	8	2,278,766	0.98	284,846	614
55.01% - 60.00%	10	2,110,159	0.91	211,016	553
60.01% - 65.00%	22	4,386,756	1.88	199,398	596
65.01% - 70.00%	27	7,821,736	3.36	289,694	583
70.01% - 75.00%	77	19,685,283	8.45	255,653	596
75.01% - 80.00%	277	73,823,755	31.69	266,512	640
80.01% - 85.00%	136	36,131,469	15.51	265,673	606
85.01% - 90.00%	174	38,333,411	16.45	220,307	624
90.01% - 95.00%	118	24,552,741	10.54	208,074	640
95.01% - 100.00%	196	21,078,470	9.05	107,543	652
TOTAL:	1,060	232,964,532	100.00	219,778	625

BEAR STEARNS

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Geographic Distribution of Mortgaged Properties of Group I Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
California	366	113,592,875	48.76	310,363	634	81.84
Florida	116	19,211,931	8.25	165,620	625	83.96
Georgia	96	14,875,598	6.39	154,954	619	88.93
Illinois	52	10,978,358	4.71	211,122	629	84.46
New York	25	8,091,036	3.47	323,641	629	85.70
Minnesota	39	7,756,133	3.33	198,875	610	84.75
Maryland	28	7,175,239	3.08	256,259	617	82.34
Other[1]	338	51,283,361	22.03	151,726	610	84.64
TOTAL:	1,060	232,964,532	100.00	219,778	625	83.45

[1] Other includes states and the District of Columbia with fewer than 3% concentrations individually.

Mortgage Loan Purpose of Group I Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Equity Refinance	451	111,076,579	47.68	246,290	609	81.05
Purchase	513	99,233,245	42.60	193,437	648	86.50
Rate/Term Refinance	96	22,654,708	9.72	235,987	606	81.86
TOTAL:	1,060	232,964,532	100.00	219,778	625	83.45

Mortgage Loan Documentation Type of Group I Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Full/Alternative	597	120,213,704	51.60	201,363	618	83.71
Limited	19	5,966,856	2.56	314,045	604	78.87
Stated Income	444	106,783,973	45.84	240,504	634	83.42
TOTAL:	1,060	232,964,532	100.00	219,778	625	83.45

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Occupancy Types of Group I Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Investor	123	20,268,245	8.70	164,782	653	82.81
Primary Residence	924	209,862,863	90.08	227,124	623	83.49
Second/Vacation	13	2,833,424	1.22	217,956	624	84.95
TOTAL:	1,060	232,964,532	100.00	219,778	625	83.45

Mortgaged Property Types of Group I Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio o
Two- to four- family units	70	15,553,572	6.68	222,194	642	82.20
Condo Low-Rise (less than 5 stories)	60	12,394,540	5.32	206,576	636	84.62
Planned Unit Developments (attached)	144	37,017,050	15.89	257,063	623	84.34
Single-family detached	785	167,839,371	72.05	213,808	623	83.29
Townhouse	1	160,000	0.07	160,000	700	80.00
TOTAL:	1,060	232,964,532	100.00	219,778	625	83.45

Prepayment Penalty Terms of Group I Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
None	191	45,498,538	19.53	238,212	630	83.65
6 Months	4	527,307	0.23	131,827	621	93.63
12 Months	50	15,774,070	6.77	315,481	638	84.89
24 Months	569	131,633,921	56.50	231,343	622	83.61
30 Months	3	901,738	0.39	300,579	599	81.79
36 Months	242	38,560,083	16.55	159,339	627	81.96
60 Months	1	68,875	0.03	68,875	646	95.00
TOTAL:	1,060	232,964,532	100.00	219,778	625	83.45

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Interest Only Terms of Group I Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Not Interest Only	837	162,396,076	69.71	194,022	614	83.89
12 Months	2	814,100	0.35	407,050	632	82.56
24 Months	57	20,219,355	8.68	354,726	657	81.72
36 Months	6	2,136,004	0.92	356,001	626	81.77
60 Months	126	40,943,417	17.57	324,948	652	82.50
120 Months	32	6,455,579	2.77	201,737	642	84.65
TOTAL:	1,060	232,964,532	100.00	219,778	625	83.45

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

DESCRIPTION OF THE COLLATERAL

GROUP II MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$300,464,446		
Number of Loans	1,926		
Average Current Loan Balance	$156,004	$12,994	$617,500
(1) Original Combined Loan-to-Value Ratio	80.76%	15.91%	100.00%
(1) Mortgage Rate	7.3527%	4.7400%	12.8800%
(1) Net Mortgage Rate	6.8501%	4.2374%	12.3774%
(1) (3) Note Margin	6.2990%	2.0000%	7.9900%
(1) (3) Maximum Mortgage Rate	13.6662%	10.7500%	17.9000%
(1) (3) Minimum Mortgage Rate	7.2806%	2.0000%	10.9000%
(1) (3) Term to Next Rate Adjustment (months)	24	4	60
(1) Original Term to Stated Maturity (months)	356	120	360
(1) Age (months)	2	0	12
(1) Remaining Term to Stated Maturity (months)	355	116	360
(1) (2) Credit Score	614	500	804

(1) Weighted Average reflected in Total.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	6MLIBOR	0.15%
	6MLIBOR INTEREST ONLY	0.11%
	BALLOON	0.97%
	FIXED	14.37%
	FIXED INTEREST ONLY	1.47%
	LIBOR 1/6 ARM	0.97%
	LIBOR 2/6 ARM	57.70%
	LIBOR 2/6 ARM INTEREST ONLY	13.30%
	LIBOR 3/6 ARM	7.38%
	LIBOR 3/6 ARM INTEREST ONLY	2.73%
	LIBOR 5/6 ARM	0.74%
	LIBOR 5/6 ARM INTEREST ONLY	0.06%
	TREAS. 5/1 ARM	0.05%
Lien	First	98.62%
	Second	1.38%
Property Type	Two- to four- family units	11.67%
	Condo Low-Rise (less than 5 stories)	6.53%
	Planned Unit Developments (attached)	10.26%
	Single-family detached	71.53%
	Townhouse	0.01%
Geographic Distribution	California	29.40%
	Illinois	9.69%
	Florida	9.53%
Number of States (including DC)		46
Documentation Type	Full/Alternative	58.04%
	Limited	1.42%
	Stated Income	40.54%
Loans with Prepayment Penalties		78.20%
Loans with Interest Only Period		17.68%

BEAR STEARNS

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Credit Score Distribution of Group II Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Combined Loan-to-Value Ratio
500 - 519	80	12,816,798	4.27	160,210	71.44
520 - 539	158	25,065,145	8.34	158,640	74.75
540 - 559	165	22,871,390	7.61	138,614	76.52
560 - 579	199	29,657,371	9.87	149,032	79.59
580 - 599	243	36,677,017	12.21	150,934	81.88
600 - 619	235	35,515,905	11.82	151,132	81.40
620 - 639	240	38,965,725	12.97	162,357	82.30
640 - 659	200	31,876,731	10.61	159,384	83.50
660 - 679	143	20,225,334	6.73	141,436	85.25
680 - 699	109	19,148,993	6.37	175,679	84.60
700 - 719	76	13,704,137	4.56	180,318	81.27
720 - 739	28	4,479,238	1.49	159,973	80.02
740 - 759	29	6,284,806	2.09	216,717	82.08
760 - 779	13	1,601,246	0.53	123,173	86.25
780 - 799	5	1,048,610	0.35	209,722	77.92
800 - 819	3	526,000	0.18	175,333	98.03
TOTAL:	1,926	300,464,446	100.00	156,004	80.76

Debt-to-Income Ratios of Group II Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
0.00% - 5.00%	1	157,500	0.05	157,500	575	90.00
5.01% - 10.00%	11	1,354,253	0.45	123,114	635	84.57
10.01% - 15.00%	23	2,590,164	0.86	112,616	585	78.41
15.01% - 20.00%	59	7,472,280	2.49	126,649	608	78.77
20.01% - 25.00%	84	10,211,524	3.40	121,566	611	80.36
25.01% - 30.00%	160	22,178,637	7.38	138,616	606	79.37
30.01% - 35.00%	258	37,518,361	12.49	145,420	619	79.13
35.01% - 40.00%	353	54,712,441	18.21	154,993	613	80.19
40.01% - 45.00%	426	70,771,114	23.55	166,129	618	81.13
45.01% - 50.00%	440	73,886,379	24.59	167,924	619	82.70
50.01% - 55.00%	111	19,611,792	6.53	176,683	595	79.38
TOTAL:	1,926	300,464,446	100.00	156,004	614	80.76

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Original Mortgage Loan Principal Balances of Group II Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
$1 - $100,000	590	38,352,981	12.76	65,005	611	82.33
$100,001 - $200,000	808	115,803,040	38.54	143,321	605	80.62
$200,001 - $300,000	373	91,507,338	30.46	245,328	617	80.06
$300,001 - $400,000	133	44,162,106	14.70	332,046	629	81.44
$400,001 - $500,000	18	8,304,653	2.76	461,370	639	82.12
$500,001 - $600,000	3	1,716,828	0.57	572,276	681	74.81
$600,001 - $700,000	1	617,500	0.21	617,500	599	63.33
TOTAL:	1,926	300,464,446	100.00	156,004	614	80.76

Net Mortgage Rates of Group II Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.0000% - 4.4999%	3	687,200	0.23	229,067	649	74.93
4.5000% - 4.9999%	38	8,265,889	2.75	217,523	665	75.95
5.0000% - 5.4999%	133	29,373,601	9.78	220,854	644	74.82
5.5000% - 5.9999%	152	30,231,220	10.06	198,890	642	77.45
6.0000% - 6.4999%	345	63,164,245	21.02	183,085	623	79.79
6.5000% - 6.9999%	270	45,500,831	15.14	168,522	617	81.23
7.0000% - 7.4999%	383	57,582,076	19.16	150,345	601	83.42
7.5000% - 7.9999%	207	27,839,999	9.27	134,493	583	82.72
8.0000% - 8.4999%	154	18,466,895	6.15	119,915	589	85.26
8.5000% - 8.9999%	81	8,620,631	2.87	106,428	570	82.87
9.0000% - 9.4999%	72	5,406,792	1.80	75,094	581	85.51
9.5000% - 9.9999%	24	2,024,817	0.67	84,367	572	79.18
10.0000% - 10.4999%	44	2,413,351	0.80	54,849	608	87.14
10.5000% - 10.9999%	10	520,299	0.17	52,030	624	91.21
11.0000% - 11.4999%	8	271,590	0.09	33,949	638	100.00
11.5000% - 11.9999%	1	48,934	0.02	48,934	638	100.00
12.0000% - 12.4999%	1	46,074	0.02	46,074	626	100.00
TOTAL:	1,926	300,464,446	100.00	156,004	614	80.76

BEAR STEARNS

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Mortgage Rates of Group II Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.5000% - 4.9999%	3	687,200	0.23	229,067	649	74.93
5.0000% - 5.4999%	33	7,540,636	2.51	228,504	662	75.81
5.5000% - 5.9999%	122	26,644,938	8.87	218,401	647	75.50
6.0000% - 6.4999%	139	27,928,314	9.30	200,923	641	76.00
6.5000% - 6.9999%	357	65,895,720	21.93	184,582	624	79.85
7.0000% - 7.4999%	251	41,654,719	13.86	165,955	616	80.99
7.5000% - 7.9999%	396	60,215,717	20.04	152,060	603	83.04
8.0000% - 8.4999%	211	29,891,201	9.95	141,664	584	83.01
8.5000% - 8.9999%	173	20,653,512	6.87	119,384	592	85.22
9.0000% - 9.4999%	74	8,031,146	2.67	108,529	568	82.04
9.5000% - 9.9999%	77	5,858,924	1.95	76,090	583	86.33
10.0000% - 10.4999%	25	2,118,027	0.70	84,721	570	79.31
10.5000% - 10.9999%	41	2,296,134	0.76	56,003	606	86.48
11.0000% - 11.4999%	14	681,660	0.23	48,690	633	93.29
11.5000% - 11.9999%	7	232,590	0.08	33,227	636	100.00
12.0000% - 12.4999%	2	87,934	0.03	43,967	643	100.00
12.5000% - 12.9999%	1	46,074	0.02	46,074	626	100.00
TOTAL:	1,926	300,464,446	100.00	156,004	614	80.76

Original Combined Loan-to-Value Ratios of Group II Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
15.01% - 20.00%	1	69,839	0.02	69,839	717
20.01% - 25.00%	1	162,845	0.05	162,845	629
30.01% - 35.00%	3	305,616	0.10	101,872	604
35.01% - 40.00%	9	1,248,573	0.42	138,730	579
40.01% - 45.00%	17	2,368,339	0.79	139,314	590
45.01% - 50.00%	18	3,274,745	1.09	181,930	581
50.01% - 55.00%	24	3,971,573	1.32	165,482	591
55.01% - 60.00%	32	4,933,660	1.64	154,177	597
60.01% - 65.00%	64	11,038,582	3.67	172,478	584
65.01% - 70.00%	111	17,921,868	5.96	161,458	574
70.01% - 75.00%	154	25,665,633	8.54	166,660	581
75.01% - 80.00%	636	106,121,501	35.32	166,858	627
80.01% - 85.00%	234	36,972,884	12.31	158,004	602
85.01% - 90.00%	304	48,059,458	16.00	158,090	620
90.01% - 95.00%	128	22,360,159	7.44	174,689	636
95.01% - 100.00%	190	15,989,172	5.32	84,154	655
TOTAL:	1,926	300,464,446	100.00	156,004	614

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Geographic Distribution of Mortgaged Properties of Group II Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
California	390	88,344,571	29.40	226,525	626	76.29
Florida	180	29,114,106	9.69	161,745	622	84.98
Illinois	199	28,633,870	9.53	143,889	605	82.44
Georgia	132	16,994,837	5.66	128,749	621	85.65
New York	66	13,950,009	4.64	211,364	606	79.09
Other[1]	959	123,427,053	41.10	128,704	607	82.09
TOTAL:	1,926	300,464,446	100.00	156,004	614	80.76

[1] Other includes states and the District of Columbia with fewer than 3% concentrations individually.

Mortgage Loan Purpose of Group II Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Equity Refinance	929	157,538,869	52.43	169,579	599	77.96
Purchase	782	110,262,317	36.70	141,000	642	84.61
Rate/Term Refinance	215	32,663,261	10.87	151,922	596	81.31
TOTAL:	1,926	300,464,446	100.00	156,004	614	80.76

Mortgage Loan Documentation Type of Group II Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Full/Alternative	1,211	174,398,576	58.04	144,012	603	80.67
Limited	19	4,252,576	1.42	223,820	631	81.03
Stated Income	696	121,813,294	40.54	175,019	630	80.88
TOTAL:	1,926	300,464,446	100.00	156,004	614	80.76

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Occupancy Types of Group II Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Investor	210	29,117,499	9.69	138,655	641	80.40
Primary Residence	1,701	269,859,181	89.81	158,647	611	80.82
Second/Vacation	15	1,487,765	0.50	99,184	666	78.05
TOTAL:	1,926	300,464,446	100.00	156,004	614	80.76

Mortgaged Property Types of Group II Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio o
Two- to four- family units	145	35,056,827	11.67	241,771	633	79.76
Condo Low-Rise (less than 5 stories)	124	19,608,455	6.53	158,133	626	81.89
Planned Unit Developments (attached)	181	30,831,563	10.26	170,340	625	81.76
Single-family detached	1,475	214,927,676	71.53	145,714	609	80.68
Townhouse	1	39,925	0.01	39,925	700	100.00
TOTAL:	1,926	300,464,446	100.00	156,004	614	80.76

Prepayment Penalty Terms of Group II Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
None	438	65,486,455	21.80	149,512	613	82.02
6 Months	7	682,633	0.23	97,519	599	97.39
12 Months	83	16,381,643	5.45	197,369	622	82.46
24 Months	1,002	159,947,830	53.23	159,629	612	80.74
30 Months	1	313,395	0.10	313,395	594	85.00
36 Months	395	57,652,489	19.19	145,956	620	78.69
TOTAL:	1,926	300,464,446	100.00	156,004	614	80.76

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Interest Only Terms of Group II Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Not Interest Only	1,675	247,345,422	82.32	147,669	605	80.65
12 Months	2	580,320	0.19	290,160	680	80.00
24 Months	83	19,355,687	6.44	233,201	672	79.86
36 Months	18	3,867,122	1.29	214,840	658	84.62
60 Months	100	22,340,711	7.44	223,407	655	80.67
120 Months	48	6,975,184	2.32	145,316	644	85.57
TOTAL:	1,926	300,464,446	100.00	156,004	614	80.76

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

DESCRIPTION OF THE COLLATERAL

GROUP III MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$150,133,430		
Number of Loans	948		
Average Current Loan Balance	$158,369	$16,792	$512,000
[1] Original Combined Loan-to-Value Ratio	80.56%	20.00%	100.00%
[1] Mortgage Rate	7.3935%	5.0000%	12.3750%
[1] Net Mortgage Rate	6.8909%	4.4974%	11.8724%
[1] [3] Note Margin	6.2464%	3.9900%	7.8750%
[1] [3] Maximum Mortgage Rate	13.8054%	11.2000%	18.9900%
[1] [3] Minimum Mortgage Rate	7.3777%	5.0000%	12.1500%
[1] [3] Term to Next Rate Adjustment (months)	23	5	59
[1] Original Term to Stated Maturity (months)	354	180	360
[1] Age (months)	2	0	13
[1] Remaining Term to Stated Maturity (months)	352	167	360
[1] [2] Credit Score	613	500	796

[1] Weighted Average reflected in Total.
[2] 100.00% of Mortgage Loans have Credit Scores.
[3] Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	6MLIBOR	0.17%
	BALLOON	1.51%
	FIXED	14.38%
	FIXED INTEREST ONLY	1.96%
	LIBOR 1/6 ARM	1.84%
	LIBOR 2/6 ARM	46.80%
	LIBOR 2/6 ARM INTEREST ONLY	24.09%
	LIBOR 3/6 ARM	7.27%
	LIBOR 3/6 ARM INTEREST ONLY	1.01%
	LIBOR 5/6 ARM	0.82%
	TREAS. 5/1 ARM	0.05%
	TREAS. 5/1 ARM INTEREST ONLY	0.09%
Lien	First	97.97%
	Second	2.03%
Property Type	Two- to four- family units	12.81%
	Condo Low-Rise (less than 5 stories)	4.72%
	Planned Unit Developments (attached)	10.29%
	Single-family detached	71.17%
Geographic Distribution	California	35.83%
	Florida	8.32%
	Illinois	7.75%
Number of States (including DC)		45
Documentation Type	Full/Alternative	59.17%
	Limited	1.62%
	Stated Income	39.21%
Loans with Prepayment Penalties		79.52%
Loans with Interest Only Period		27.15%

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Credit Score Distribution of Group III Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Combined Loan-to-Value Ratio
500 - 519	53	8,823,279	5.88	166,477	71.90
520 - 539	69	10,519,237	7.01	152,453	74.58
540 - 559	74	12,018,286	8.01	162,409	78.38
560 - 579	84	12,563,330	8.37	149,563	78.69
580 - 599	116	18,081,389	12.04	155,874	79.39
600 - 619	110	18,155,637	12.09	165,051	82.31
620 - 639	132	20,514,439	13.66	155,412	83.68
640 - 659	113	19,056,196	12.69	168,639	83.03
660 - 679	71	10,218,506	6.81	143,923	81.54
680 - 699	52	8,915,923	5.94	171,460	83.51
700 - 719	34	5,222,700	3.48	153,609	83.61
720 - 739	17	2,007,850	1.34	118,109	80.82
740 - 759	9	1,009,566	0.67	112,174	88.24
760 - 779	10	2,254,206	1.50	225,421	81.40
780 - 799	4	772,888	0.51	193,222	86.86
TOTAL:	948	150,133,430	100.00	158,369	80.56

Debt-to-Income Ratios of Group III Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
5.01% - 10.00%	2	345,490	0.23	172,745	626	82.09
10.01% - 15.00%	1	59,500	0.04	59,500	589	85.00
15.01% - 20.00%	18	1,996,187	1.33	110,899	645	84.06
20.01% - 25.00%	47	5,274,753	3.51	112,229	613	72.64
25.01% - 30.00%	78	10,425,049	6.94	133,654	609	80.92
30.01% - 35.00%	113	16,930,655	11.28	149,829	616	81.36
35.01% - 40.00%	176	25,148,598	16.75	142,890	617	81.36
40.01% - 45.00%	213	36,145,607	24.08	169,698	623	80.07
45.01% - 50.00%	227	39,414,800	26.25	173,633	610	81.26
50.01% - 55.00%	73	14,392,790	9.59	197,162	587	79.65
TOTAL:	948	150,133,430	100.00	158,369	613	80.56

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Original Mortgage Loan Principal Balances of Group III Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
$1 - $100,000	301	19,393,286	12.92	64,430	609	82.28
$100,001 - $200,000	351	50,343,568	33.53	143,429	612	80.78
$200,001 - $300,000	220	53,894,916	35.90	244,977	608	79.60
$300,001 - $400,000	65	21,443,776	14.28	329,904	616	80.77
$400,001 - $500,000	10	4,545,884	3.03	454,588	669	81.23
$500,001 - $600,000	1	512,000	0.34	512,000	772	80.00
TOTAL:	948	150,133,430	100.00	158,369	613	80.56

Net Mortgage Rates of Group III Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.0000% - 4.4999%	1	155,766	0.10	155,766	630	80.00
4.5000% - 4.9999%	9	1,825,409	1.22	202,823	622	71.92
5.0000% - 5.4999%	50	10,658,433	7.10	213,169	640	78.58
5.5000% - 5.9999%	128	25,680,381	17.11	200,628	629	77.46
6.0000% - 6.4999%	219	39,335,441	26.20	179,614	622	78.34
6.5000% - 6.9999%	88	13,424,861	8.94	152,555	622	81.18
7.0000% - 7.4999%	108	19,417,062	12.93	179,788	614	84.46
7.5000% - 7.9999%	85	13,213,401	8.80	155,452	599	83.19
8.0000% - 8.4999%	108	14,585,796	9.72	135,054	573	84.49
8.5000% - 8.9999%	38	3,920,801	2.61	103,179	575	84.60
9.0000% - 9.4999%	47	3,180,406	2.12	67,668	583	83.51
9.5000% - 9.9999%	30	2,428,648	1.62	80,955	576	80.05
10.0000% - 10.4999%	15	903,844	0.60	60,256	571	82.11
10.5000% - 10.9999%	10	658,531	0.44	65,853	569	82.93
11.0000% - 11.4999%	7	477,856	0.32	68,265	607	78.75
11.5000% - 11.9999%	5	266,795	0.18	53,359	585	86.93
TOTAL:	948	150,133,430	100.00	158,369	613	80.56

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Mortgage Rates of Group III Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
5.0000% - 5.4999%	7	1,379,821	0.92	197,117	601	72.88
5.5000% - 5.9999%	48	10,348,887	6.89	215,602	643	77.62
6.0000% - 6.4999%	105	21,222,536	14.14	202,119	630	78.20
6.5000% - 6.9999%	238	43,309,371	28.85	181,972	623	78.12
7.0000% - 7.4999%	84	12,718,650	8.47	151,413	618	80.49
7.5000% - 7.9999%	120	21,390,188	14.25	178,252	616	84.20
8.0000% - 8.4999%	69	10,354,890	6.90	150,071	600	83.29
8.5000% - 8.9999%	119	16,823,086	11.21	141,370	579	84.12
9.0000% - 9.4999%	39	4,032,884	2.69	103,407	574	85.10
9.5000% - 9.9999%	51	3,757,869	2.50	73,684	575	83.15
10.0000% - 10.4999%	23	1,978,718	1.32	86,031	573	79.86
10.5000% - 10.9999%	23	1,413,348	0.94	61,450	581	82.47
11.0000% - 11.4999%	9	626,562	0.42	69,618	566	82.06
11.5000% - 11.9999%	8	509,825	0.34	63,728	609	80.08
12.0000% - 12.4999%	5	266,795	0.18	53,359	585	86.93
TOTAL:	948	150,133,430	100.00	158,369	613	80.56

Original Combined Loan-to-Value Ratios of Group III Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
15.01% - 20.00%	1	112,000	0.07	112,000	673
25.01% - 30.00%	1	100,000	0.07	100,000	595
35.01% - 40.00%	7	948,842	0.63	135,549	592
40.01% - 45.00%	4	562,858	0.37	140,715	639
45.01% - 50.00%	11	1,761,047	1.17	160,095	592
50.01% - 55.00%	8	1,072,173	0.71	134,022	558
55.01% - 60.00%	19	3,262,002	2.17	171,684	555
60.01% - 65.00%	33	5,636,292	3.75	170,797	576
65.01% - 70.00%	54	9,104,760	6.06	168,607	586
70.01% - 75.00%	75	12,062,391	8.03	160,832	573
75.01% - 80.00%	315	55,788,672	37.16	177,107	628
80.01% - 85.00%	118	19,033,725	12.68	161,303	598
85.01% - 90.00%	147	24,433,354	16.27	166,213	620
90.01% - 95.00%	41	7,310,623	4.87	178,308	637
95.01% - 100.00%	114	8,944,690	5.96	78,462	650
TOTAL:	948	150,133,430	100.00	158,369	613

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Geographic Distribution of Mortgaged Properties of Group III Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
California	248	53,786,659	35.83	216,882	618	77.11
Florida	94	12,485,393	8.32	132,823	620	82.37
Illinois	66	11,642,599	7.75	176,403	613	81.49
Georgia	64	7,726,895	5.15	120,733	623	87.11
New York	19	5,059,267	3.37	266,277	592	81.92
Other[1]	457	59,432,615	39.61	130,049	607	82.16
TOTAL:	948	150,133,430	100.00	158,369	613	80.56

[1] Other includes states and the District of Columbia with fewer than 3% concentrations individually.

Mortgage Loan Purpose of Group III Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Equity Refinance	458	79,918,157	53.23	174,494	595	78.39
Purchase	381	53,934,686	35.92	141,561	645	84.09
Rate/Term Refinance	109	16,280,586	10.84	149,363	598	79.53
TOTAL:	948	150,133,430	100.00	158,369	613	80.56

Mortgage Loan Documentation Type of Group III Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Full/Alternative	586	88,827,243	59.17	151,582	601	80.64
Limited	12	2,435,691	1.62	202,974	606	80.09
Stated Income	350	58,870,496	39.21	168,201	632	80.47
TOTAL:	948	150,133,430	100.00	158,369	613	80.56

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Occupancy Types of Group III Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Investor	96	13,733,888	9.15	143,061	657	80.22
Primary Residence	847	135,434,612	90.21	159,899	609	80.54
Second/Vacation	5	964,930	0.64	192,986	638	88.16
TOTAL:	948	150,133,430	100.00	158,369	613	80.56

Mortgaged Property Types of Group III Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio o
Two- to four- family units	81	19,236,008	12.81	237,482	643	80.00
Condo Low-Rise (less than 5 stories)	53	7,091,436	4.72	133,801	628	80.22
Planned Unit Developments (attached)	91	15,447,689	10.29	169,755	610	81.06
Single-family detached	723	108,358,297	72.17	149,873	607	80.61
TOTAL:	948	150,133,430	100.00	158,369	613	80.56

Prepayment Penalty Terms of Group III Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
None	200	30,749,640	20.48	153,748	614	81.49
6 Months	8	814,016	0.54	101,752	631	88.67
12 Months	29	5,351,764	3.56	184,544	620	80.01
24 Months	498	82,850,816	55.18	166,367	609	80.55
30 Months	6	1,433,253	0.95	238,875	636	80.92
36 Months	207	28,933,940	19.27	139,777	621	79.45
TOTAL:	948	150,133,430	100.00	158,369	613	80.56

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Interest Only Terms of Group III Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Not Interest Only	753	109,366,798	72.85	145,241	604	80.40
12 Months	1	156,800	0.10	156,800	707	80.00
24 Months	53	11,556,046	7.70	218,039	659	81.17
36 Months	1	115,500	0.08	115,500	602	88.85
60 Months	100	23,954,876	15.96	239,549	630	79.94
120 Months	40	4,983,410	3.32	124,585	631	85.53
TOTAL:	948	150,133,430	100.00	158,369	613	80.56

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Contact Information

Contacts

MBS Trading

Scott Eichel *Sr. Managing Director*	Tel: (212) 272-5451 seichel@bear.com
Chris Scott *Sr. Managing Director*	Tel: (212) 272-5451 cscott@bear.com

MBS Structuring

Keith Lind *Vice-President*	Tel: (212) 272-5451 klind@bear.com

MBS Banking

Ernie Calabrese *Managing Director*	Tel: (212) 272-9529 ecalabrese@bear.com
Robert Durden *Analyst*	Tel: (212) 272-5714 rdurden@bear.com

Syndicate

Carol Fuller *Managing Director*	Tel: (212) 272-4955 cfuller@bear.com
Angela Ward *Vice-President*	Tel: (212) 272-4955 award@bear.com

Rating Agencies

Justin Hansen – S&P	Tel: (212) 438-7334 justin_hansen@standardandpoors.com
Greg Gemson – Moody's	Tel: (212) 553-2974 Gregory_gemson@moodys.com

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Tranche: A1 (I-A1)							
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	PREPAY
	2.62000	2.62000	2.62000	2.62000	2.62000	2.62000	1M_LIB
	3.46000	3.46000	3.46000	3.46000	3.46000	3.46000	1YR_LIB
	3.08600	3.08600	3.08600	3.08600	3.08600	3.08600	1YR_TRES
	3.11000	3.11000	3.11000	3.11000	3.11000	3.11000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	OPT_CALL
	10%	10%	10%	10%	10%	10%	CALL
	14.93	1.86	1.29	1.00	.82	.70	Avg. Life
	3/25/2005	3/25/2005	3/25/2005	3/25/2005	3/25/2005	3/25/2005	Prin. Start Date
	7/25/2027	1/25/2009	9/25/2007	1/25/2007	9/25/2006	6/25/2006	Prin. End Date
100.000000	2.79	2.79	2.79	2.79	2.79	2.79	Yield
	11.78	1.77	1.25	.97	.80	.69	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0205-HE6CL-G01 : Prepay:.00% CPR
G:BS0205-HE6CL-G03 : Prepay:.00% CPR
G:BS0205-HE6CL-G04 : Prepay:.00% CPR
G:BS0205-HE6CL-G06 : Prepay:.00% CPR
G:BS0205-HE6CL-G07 : Prepay:.00% CPR
G:BS0205-HE6CL-G09 : Prepay:.00% CPR
G:BS0205-HE6CL-G2A : Prepay:.00% CPR
G:BS0205-HE6CL-G2B : Prepay:.00% CPR
G:BS0205-HE6CL-G5A : Prepay:.00% CPR
G:BS0205-HE6CL-G5B : Prepay:.00% CPR
G:BS0205-HE6CL-G8A : Prepay:.00% CPR
G:BS0205-HE6CL-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create Scenario1

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P50 ACPR
G:BS0205-HE6CL-G03 : Prepay:P50 ACPR
G:BS0205-HE6CL-G04 : Prepay:P50 ACPR
G:BS0205-HE6CL-G06 : Prepay:P50 ACPR
G:BS0205-HE6CL-G07 : Prepay:P50 ACPR
G:BS0205-HE6CL-G09 : Prepay:P50 ACPR
G:BS0205-HE6CL-G2A : Prepay:A50 ACPR
G:BS0205-HE6CL-G2B : Prepay:A50 ACPR
G:BS0205-HE6CL-G5A : Prepay:A50 ACPR
G:BS0205-HE6CL-G5B : Prepay:A50 ACPR
G:BS0205-HE6CL-G8A : Prepay:A50 ACPR
G:BS0205-HE6CL-G8B : Prepay:A50 ACPR
For other tranches :Prepay:P50 ACPR Call:10%

The following auumptions were used to create Scenario2

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P75 ACPR
G:BS0205-HE6CL-G03 : Prepay:P75 ACPR
G:BS0205-HE6CL-G04 : Prepay:P75 ACPR
G:BS0205-HE6CL-G06 : Prepay:P75 ACPR
G:BS0205-HE6CL-G07 : Prepay:P75 ACPR
G:BS0205-HE6CL-G09 : Prepay:P75 ACPR

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Assumptions	
G:BS0205-HE6CL-G2A : Prepay:A75 ACPR	
G:BS0205-HE6CL-G2B : Prepay:A75 ACPR	
G:BS0205-HE6CL-G5A : Prepay:A75 ACPR	
G:BS0205-HE6CL-G5B : Prepay:A75 ACPR	
G:BS0205-HE6CL-G8A : Prepay:A75 ACPR	
G:BS0205-HE6CL-G8B : Prepay:A75 ACPR	
For other tranches :Prepay:P75 ACPR	Call:10%

The following auumptions were used to create Scenario3

Assumptions	
G:BS0205-HE6CL-G01 : Prepay:P100 ACPR	
G:BS0205-HE6CL-G03 : Prepay:P100 ACPR	
G:BS0205-HE6CL-G04 : Prepay:P100 ACPR	
G:BS0205-HE6CL-G06 : Prepay:P100 ACPR	
G:BS0205-HE6CL-G07 : Prepay:P100 ACPR	
G:BS0205-HE6CL-G09 : Prepay:P100 ACPR	
G:BS0205-HE6CL-G2A : Prepay:A100 ACPR	
G:BS0205-HE6CL-G2B : Prepay:A100 ACPR	
G:BS0205-HE6CL-G5A : Prepay:A100 ACPR	
G:BS0205-HE6CL-G5B : Prepay:A100 ACPR	
G:BS0205-HE6CL-G8A : Prepay:A100 ACPR	
G:BS0205-HE6CL-G8B : Prepay:A100 ACPR	
For other tranches :Prepay:P100 ACPR	Call:10%

The following auumptions were used to create Scenario4

Assumptions	
G:BS0205-HE6CL-G01 : Prepay:P125 ACPR	
G:BS0205-HE6CL-G03 : Prepay:P125 ACPR	
G:BS0205-HE6CL-G04 : Prepay:P125 ACPR	
G:BS0205-HE6CL-G06 : Prepay:P125 ACPR	
G:BS0205-HE6CL-G07 : Prepay:P125 ACPR	
G:BS0205-HE6CL-G09 : Prepay:P125 ACPR	
G:BS0205-HE6CL-G2A : Prepay:A125 ACPR	
G:BS0205-HE6CL-G2B : Prepay:A125 ACPR	
G:BS0205-HE6CL-G5A : Prepay:A125 ACPR	
G:BS0205-HE6CL-G5B : Prepay:A125 ACPR	
G:BS0205-HE6CL-G8A : Prepay:A125 ACPR	
G:BS0205-HE6CL-G8B : Prepay:A125 ACPR	
For other tranches :Prepay:P125 ACPR	Call:10%

The following auumptions were used to create Scenario5

Assumptions	
G:BS0205-HE6CL-G01 : Prepay:P150 ACPR	
G:BS0205-HE6CL-G03 : Prepay:P150 ACPR	
G:BS0205-HE6CL-G04 : Prepay:P150 ACPR	
G:BS0205-HE6CL-G06 : Prepay:P150 ACPR	
G:BS0205-HE6CL-G07 : Prepay:P150 ACPR	
G:BS0205-HE6CL-G09 : Prepay:P150 ACPR	
G:BS0205-HE6CL-G2A : Prepay:A150 ACPR	
G:BS0205-HE6CL-G2B : Prepay:A150 ACPR	
G:BS0205-HE6CL-G5A : Prepay:A150 ACPR	
G:BS0205-HE6CL-G5B : Prepay:A150 ACPR	
G:BS0205-HE6CL-G8A : Prepay:A150 ACPR	
G:BS0205-HE6CL-G8B : Prepay:A150 ACPR	
For other tranches :Prepay:P150 ACPR	Call:10%

Scenario Details For: Scenario0

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G01	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G03	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G04	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G06	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G07	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G09	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G2A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G2B	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G5A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G5B	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G8A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G8B	.00% CPR		.00000	90.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A50 ACPR		.00000	90.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A75 ACPR		.00000	90.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P100 ACPR		.00000	90.00000

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BS0205-HE6CL-G2A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A100 ACPR		.00000	90.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A125 ACPR		.00000	90.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A150 ACPR		.00000	90.00000

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Tranche: A2 (I-A2)							
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	PREPAY
	2.62000	2.62000	2.62000	2.62000	2.62000	2.62000	1M_LIB
	3.46000	3.46000	3.46000	3.46000	3.46000	3.46000	1YR_LIB
	3.08600	3.08600	3.08600	3.08600	3.08600	3.08600	1YR_TRES
	3.11000	3.11000	3.11000	3.11000	3.11000	3.11000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	OPT_CALL
	10%	10%	10%	10%	10%	10%	CALL
	25.65	6.88	4.53	3.00	2.06	1.68	Avg. Life
	7/25/2027	1/25/2009	9/25/2007	1/25/2007	9/25/2006	6/25/2006	Prin. Start Date
	8/25/2033	1/25/2017	1/25/2013	11/25/2010	10/25/2007	4/25/2007	Prin. End Date
100.000000	2.92	2.92	2.92	2.92	2.92	2.92	Yield
	17.84	6.10	4.16	2.82	1.97	1.62	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BS0205-HE6CL-G01 :	Prepay:.00% CPR
G:BS0205-HE6CL-G03 :	Prepay:.00% CPR
G:BS0205-HE6CL-G04 :	Prepay:.00% CPR
G:BS0205-HE6CL-G06 :	Prepay:.00% CPR
G:BS0205-HE6CL-G07 :	Prepay:.00% CPR
G:BS0205-HE6CL-G09 :	Prepay:.00% CPR
G:BS0205-HE6CL-G2A :	Prepay:.00% CPR
G:BS0205-HE6CL-G2B :	Prepay:.00% CPR
G:BS0205-HE6CL-G5A :	Prepay:.00% CPR
G:BS0205-HE6CL-G5B :	Prepay:.00% CPR
G:BS0205-HE6CL-G8A :	Prepay:.00% CPR
G:BS0205-HE6CL-G8B :	Prepay:.00% CPR
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

Assumptions	
G:BS0205-HE6CL-G01 :	Prepay:P50 ACPR
G:BS0205-HE6CL-G03 :	Prepay:P50 ACPR
G:BS0205-HE6CL-G04 :	Prepay:P50 ACPR
G:BS0205-HE6CL-G06 :	Prepay:P50 ACPR
G:BS0205-HE6CL-G07 :	Prepay:P50 ACPR
G:BS0205-HE6CL-G09 :	Prepay:P50 ACPR
G:BS0205-HE6CL-G2A :	Prepay:A50 ACPR
G:BS0205-HE6CL-G2B :	Prepay:A50 ACPR
G:BS0205-HE6CL-G5A :	Prepay:A50 ACPR
G:BS0205-HE6CL-G5B :	Prepay:A50 ACPR
G:BS0205-HE6CL-G8A :	Prepay:A50 ACPR
G:BS0205-HE6CL-G8B :	Prepay:A50 ACPR
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions	
G:BS0205-HE6CL-G01 :	Prepay:P75 ACPR
G:BS0205-HE6CL-G03 :	Prepay:P75 ACPR
G:BS0205-HE6CL-G04 :	Prepay:P75 ACPR
G:BS0205-HE6CL-G06 :	Prepay:P75 ACPR
G:BS0205-HE6CL-G07 :	Prepay:P75 ACPR
G:BS0205-HE6CL-G09 :	Prepay:P75 ACPR

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Assumptions
G:BS0205-HE6CL-G2A : Prepay:A75 ACPR
G:BS0205-HE6CL-G2B : Prepay:A75 ACPR
G:BS0205-HE6CL-G5A : Prepay:A75 ACPR
G:BS0205-HE6CL-G5B : Prepay:A75 ACPR
G:BS0205-HE6CL-G8A : Prepay:A75 ACPR
G:BS0205-HE6CL-G8B : Prepay:A75 ACPR
For other tranches :Prepay:P75 ACPR Call:10%

The following auumptions were used to create Scenario3

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P100 ACPR
G:BS0205-HE6CL-G03 : Prepay:P100 ACPR
G:BS0205-HE6CL-G04 : Prepay:P100 ACPR
G:BS0205-HE6CL-G06 : Prepay:P100 ACPR
G:BS0205-HE6CL-G07 : Prepay:P100 ACPR
G:BS0205-HE6CL-G09 : Prepay:P100 ACPR
G:BS0205-HE6CL-G2A : Prepay:A100 ACPR
G:BS0205-HE6CL-G2B : Prepay:A100 ACPR
G:BS0205-HE6CL-G5A : Prepay:A100 ACPR
G:BS0205-HE6CL-G5B : Prepay:A100 ACPR
G:BS0205-HE6CL-G8A : Prepay:A100 ACPR
G:BS0205-HE6CL-G8B : Prepay:A100 ACPR
For other tranches :Prepay:P100 ACPR Call:10%

The following auumptions were used to create Scenario4

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P125 ACPR
G:BS0205-HE6CL-G03 : Prepay:P125 ACPR
G:BS0205-HE6CL-G04 : Prepay:P125 ACPR
G:BS0205-HE6CL-G06 : Prepay:P125 ACPR
G:BS0205-HE6CL-G07 : Prepay:P125 ACPR
G:BS0205-HE6CL-G09 : Prepay:P125 ACPR
G:BS0205-HE6CL-G2A : Prepay:A125 ACPR
G:BS0205-HE6CL-G2B : Prepay:A125 ACPR
G:BS0205-HE6CL-G5A : Prepay:A125 ACPR
G:BS0205-HE6CL-G5B : Prepay:A125 ACPR
G:BS0205-HE6CL-G8A : Prepay:A125 ACPR
G:BS0205-HE6CL-G8B : Prepay:A125 ACPR
For other tranches :Prepay:P125 ACPR Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P150 ACPR
G:BS0205-HE6CL-G03 : Prepay:P150 ACPR
G:BS0205-HE6CL-G04 : Prepay:P150 ACPR
G:BS0205-HE6CL-G06 : Prepay:P150 ACPR
G:BS0205-HE6CL-G07 : Prepay:P150 ACPR
G:BS0205-HE6CL-G09 : Prepay:P150 ACPR
G:BS0205-HE6CL-G2A : Prepay:A150 ACPR
G:BS0205-HE6CL-G2B : Prepay:A150 ACPR
G:BS0205-HE6CL-G5A : Prepay:A150 ACPR
G:BS0205-HE6CL-G5B : Prepay:A150 ACPR
G:BS0205-HE6CL-G8A : Prepay:A150 ACPR
G:BS0205-HE6CL-G8B : Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G01	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G03	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G04	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G06	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G07	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G09	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G2A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G2B	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G5A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G5B	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G8A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G8B	.00% CPR		.00000	90.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A50 ACPR		.00000	90.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A75 ACPR		.00000	90.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P100 ACPR		.00000	90.00000

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BS0205-HE6CL-G2A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A100 ACPR		.00000	90.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A125 ACPR		.00000	90.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A150 ACPR		.00000	90.00000

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Tranche: A3 (I-A3)							
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	PREPAY
	2.62000	2.62000	2.62000	2.62000	2.62000	2.62000	1M_LIB
	3.46000	3.46000	3.46000	3.46000	3.46000	3.46000	1YR_LIB
	3.08600	3.08600	3.08600	3.08600	3.08600	3.08600	1YR_TRES
	3.11000	3.11000	3.11000	3.11000	3.11000	3.11000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	OPT_CALL
	10%	10%	10%	10%	10%	10%	CALL
	28.57	12.22	8.14	5.98	3.33	2.36	Avg. Life
	8/25/2033	1/25/2017	1/25/2013	11/25/2010	10/25/2007	4/25/2007	Prin. Start Date
	9/25/2033	5/25/2017	4/25/2013	2/25/2011	9/25/2009	9/25/2007	Prin. End Date
100.000000	3.03	3.03	3.03	3.03	3.03	3.03	Yield
	18.90	10.09	7.12	5.39	3.11	2.24	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BS0205-HE6CL-G01 : Prepay:.00% CPR	
G:BS0205-HE6CL-G03 : Prepay:.00% CPR	
G:BS0205-HE6CL-G04 : Prepay:.00% CPR	
G:BS0205-HE6CL-G06 : Prepay:.00% CPR	
G:BS0205-HE6CL-G07 : Prepay:.00% CPR	
G:BS0205-HE6CL-G09 : Prepay:.00% CPR	
G:BS0205-HE6CL-G2A : Prepay:.00% CPR	
G:BS0205-HE6CL-G2B : Prepay:.00% CPR	
G:BS0205-HE6CL-G5A : Prepay:.00% CPR	
G:BS0205-HE6CL-G5B : Prepay:.00% CPR	
G:BS0205-HE6CL-G8A : Prepay:.00% CPR	
G:BS0205-HE6CL-G8B : Prepay:.00% CPR	
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

Assumptions	
G:BS0205-HE6CL-G01 : Prepay:P50 ACPR	
G:BS0205-HE6CL-G03 : Prepay:P50 ACPR	
G:BS0205-HE6CL-G04 : Prepay:P50 ACPR	
G:BS0205-HE6CL-G06 : Prepay:P50 ACPR	
G:BS0205-HE6CL-G07 : Prepay:P50 ACPR	
G:BS0205-HE6CL-G09 : Prepay:P50 ACPR	
G:BS0205-HE6CL-G2A : Prepay:A50 ACPR	
G:BS0205-HE6CL-G2B : Prepay:A50 ACPR	
G:BS0205-HE6CL-G5A : Prepay:A50 ACPR	
G:BS0205-HE6CL-G5B : Prepay:A50 ACPR	
G:BS0205-HE6CL-G8A : Prepay:A50 ACPR	
G:BS0205-HE6CL-G8B : Prepay:A50 ACPR	
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P75 ACPR
G:BS0205-HE6CL-G03 : Prepay:P75 ACPR
G:BS0205-HE6CL-G04 : Prepay:P75 ACPR
G:BS0205-HE6CL-G06 : Prepay:P75 ACPR
G:BS0205-HE6CL-G07 : Prepay:P75 ACPR
G:BS0205-HE6CL-G09 : Prepay:P75 ACPR

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Assumptions
G:BS0205-HE6CL-G2A : Prepay:A75 ACPR
G:BS0205-HE6CL-G2B : Prepay:A75 ACPR
G:BS0205-HE6CL-G5A : Prepay:A75 ACPR
G:BS0205-HE6CL-G5B : Prepay:A75 ACPR
G:BS0205-HE6CL-G8A : Prepay:A75 ACPR
G:BS0205-HE6CL-G8B : Prepay:A75 ACPR
For other tranches :Prepay:P75 ACPR Call:10%

The following auumptions were used to create Scenario3

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P100 ACPR
G:BS0205-HE6CL-G03 : Prepay:P100 ACPR
G:BS0205-HE6CL-G04 : Prepay:P100 ACPR
G:BS0205-HE6CL-G06 : Prepay:P100 ACPR
G:BS0205-HE6CL-G07 : Prepay:P100 ACPR
G:BS0205-HE6CL-G09 : Prepay:P100 ACPR
G:BS0205-HE6CL-G2A : Prepay:A100 ACPR
G:BS0205-HE6CL-G2B : Prepay:A100 ACPR
G:BS0205-HE6CL-G5A : Prepay:A100 ACPR
G:BS0205-HE6CL-G5B : Prepay:A100 ACPR
G:BS0205-HE6CL-G8A : Prepay:A100 ACPR
G:BS0205-HE6CL-G8B : Prepay:A100 ACPR
For other tranches :Prepay:P100 ACPR Call:10%

The following auumptions were used to create Scenario4

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P125 ACPR
G:BS0205-HE6CL-G03 : Prepay:P125 ACPR
G:BS0205-HE6CL-G04 : Prepay:P125 ACPR
G:BS0205-HE6CL-G06 : Prepay:P125 ACPR
G:BS0205-HE6CL-G07 : Prepay:P125 ACPR
G:BS0205-HE6CL-G09 : Prepay:P125 ACPR
G:BS0205-HE6CL-G2A : Prepay:A125 ACPR
G:BS0205-HE6CL-G2B : Prepay:A125 ACPR
G:BS0205-HE6CL-G5A : Prepay:A125 ACPR
G:BS0205-HE6CL-G5B : Prepay:A125 ACPR
G:BS0205-HE6CL-G8A : Prepay:A125 ACPR
G:BS0205-HE6CL-G8B : Prepay:A125 ACPR
For other tranches :Prepay:P125 ACPR Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P150 ACPR
G:BS0205-HE6CL-G03 : Prepay:P150 ACPR
G:BS0205-HE6CL-G04 : Prepay:P150 ACPR
G:BS0205-HE6CL-G06 : Prepay:P150 ACPR
G:BS0205-HE6CL-G07 : Prepay:P150 ACPR
G:BS0205-HE6CL-G09 : Prepay:P150 ACPR
G:BS0205-HE6CL-G2A : Prepay:A150 ACPR
G:BS0205-HE6CL-G2B : Prepay:A150 ACPR
G:BS0205-HE6CL-G5A : Prepay:A150 ACPR
G:BS0205-HE6CL-G5B : Prepay:A150 ACPR
G:BS0205-HE6CL-G8A : Prepay:A150 ACPR
G:BS0205-HE6CL-G8B : Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G01	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G03	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G04	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G06	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G07	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G09	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G2A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G2B	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G5A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G5B	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G8A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G8B	.00% CPR		.00000	90.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A50 ACPR		.00000	90.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A75 ACPR		.00000	90.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P100 ACPR		.00000	90.00000

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BS0205-HE6CL-G2A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A100 ACPR		.00000	90.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A125 ACPR		.00000	90.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A150 ACPR		.00000	90.00000

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Tranche: A4 (II-A1)							
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	PREPAY
	2.62000	2.62000	2.62000	2.62000	2.62000	2.62000	1M_LIB
	3.46000	3.46000	3.46000	3.46000	3.46000	3.46000	1YR_LIB
	3.08600	3.08600	3.08600	3.08600	3.08600	3.08600	1YR_TRES
	3.11000	3.11000	3.11000	3.11000	3.11000	3.11000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	OPT_CALL
	10%	10%	10%	10%	10%	10%	CALL
	19.13	4.15	2.79	1.99	1.39	1.13	Avg. Life
	3/25/2005	3/25/2005	3/25/2005	3/25/2005	3/25/2005	3/25/2005	Prin. Start Date
	9/25/2033	5/25/2017	4/25/2013	2/25/2011	9/25/2009	9/25/2007	Prin. End Date
100.000000	2.93	2.93	2.93	2.93	2.93	2.93	Yield
	14.01	3.70	2.57	1.87	1.33	1.09	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0205-HE6CL-G01 : Prepay:.00% CPR
G:BS0205-HE6CL-G03 : Prepay:.00% CPR
G:BS0205-HE6CL-G04 : Prepay:.00% CPR
G:BS0205-HE6CL-G06 : Prepay:.00% CPR
G:BS0205-HE6CL-G07 : Prepay:.00% CPR
G:BS0205-HE6CL-G09 : Prepay:.00% CPR
G:BS0205-HE6CL-G2A : Prepay:.00% CPR
G:BS0205-HE6CL-G2B : Prepay:.00% CPR
G:BS0205-HE6CL-G5A : Prepay:.00% CPR
G:BS0205-HE6CL-G5B : Prepay:.00% CPR
G:BS0205-HE6CL-G8A : Prepay:.00% CPR
G:BS0205-HE6CL-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create Scenario1

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P50 ACPR
G:BS0205-HE6CL-G03 : Prepay:P50 ACPR
G:BS0205-HE6CL-G04 : Prepay:P50 ACPR
G:BS0205-HE6CL-G06 : Prepay:P50 ACPR
G:BS0205-HE6CL-G07 : Prepay:P50 ACPR
G:BS0205-HE6CL-G09 : Prepay:P50 ACPR
G:BS0205-HE6CL-G2A : Prepay:A50 ACPR
G:BS0205-HE6CL-G2B : Prepay:A50 ACPR
G:BS0205-HE6CL-G5A : Prepay:A50 ACPR
G:BS0205-HE6CL-G5B : Prepay:A50 ACPR
G:BS0205-HE6CL-G8A : Prepay:A50 ACPR
G:BS0205-HE6CL-G8B : Prepay:A50 ACPR
For other tranches :Prepay:P50 ACPR Call:10%

The following auumptions were used to create Scenario2

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P75 ACPR
G:BS0205-HE6CL-G03 : Prepay:P75 ACPR
G:BS0205-HE6CL-G04 : Prepay:P75 ACPR
G:BS0205-HE6CL-G06 : Prepay:P75 ACPR
G:BS0205-HE6CL-G07 : Prepay:P75 ACPR
G:BS0205-HE6CL-G09 : Prepay:P75 ACPR

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Assumptions
G:BS0205-HE6CL-G2A : Prepay:A75 ACPR
G:BS0205-HE6CL-G2B : Prepay:A75 ACPR
G:BS0205-HE6CL-G5A : Prepay:A75 ACPR
G:BS0205-HE6CL-G5B : Prepay:A75 ACPR
G:BS0205-HE6CL-G8A : Prepay:A75 ACPR
G:BS0205-HE6CL-G8B : Prepay:A75 ACPR
For other tranches :Prepay:P75 ACPR Call:10%

The following auumptions were used to create Scenario3

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P100 ACPR
G:BS0205-HE6CL-G03 : Prepay:P100 ACPR
G:BS0205-HE6CL-G04 : Prepay:P100 ACPR
G:BS0205-HE6CL-G06 : Prepay:P100 ACPR
G:BS0205-HE6CL-G07 : Prepay:P100 ACPR
G:BS0205-HE6CL-G09 : Prepay:P100 ACPR
G:BS0205-HE6CL-G2A : Prepay:A100 ACPR
G:BS0205-HE6CL-G2B : Prepay:A100 ACPR
G:BS0205-HE6CL-G5A : Prepay:A100 ACPR
G:BS0205-HE6CL-G5B : Prepay:A100 ACPR
G:BS0205-HE6CL-G8A : Prepay:A100 ACPR
G:BS0205-HE6CL-G8B : Prepay:A100 ACPR
For other tranches :Prepay:P100 ACPR Call:10%

The following auumptions were used to create Scenario4

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P125 ACPR
G:BS0205-HE6CL-G03 : Prepay:P125 ACPR
G:BS0205-HE6CL-G04 : Prepay:P125 ACPR
G:BS0205-HE6CL-G06 : Prepay:P125 ACPR
G:BS0205-HE6CL-G07 : Prepay:P125 ACPR
G:BS0205-HE6CL-G09 : Prepay:P125 ACPR
G:BS0205-HE6CL-G2A : Prepay:A125 ACPR
G:BS0205-HE6CL-G2B : Prepay:A125 ACPR
G:BS0205-HE6CL-G5A : Prepay:A125 ACPR
G:BS0205-HE6CL-G5B : Prepay:A125 ACPR
G:BS0205-HE6CL-G8A : Prepay:A125 ACPR
G:BS0205-HE6CL-G8B : Prepay:A125 ACPR
For other tranches :Prepay:P125 ACPR Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P150 ACPR
G:BS0205-HE6CL-G03 : Prepay:P150 ACPR
G:BS0205-HE6CL-G04 : Prepay:P150 ACPR
G:BS0205-HE6CL-G06 : Prepay:P150 ACPR
G:BS0205-HE6CL-G07 : Prepay:P150 ACPR
G:BS0205-HE6CL-G09 : Prepay:P150 ACPR
G:BS0205-HE6CL-G2A : Prepay:A150 ACPR
G:BS0205-HE6CL-G2B : Prepay:A150 ACPR
G:BS0205-HE6CL-G5A : Prepay:A150 ACPR
G:BS0205-HE6CL-G5B : Prepay:A150 ACPR
G:BS0205-HE6CL-G8A : Prepay:A150 ACPR
G:BS0205-HE6CL-G8B : Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G01	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G03	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G04	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G06	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G07	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G09	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G2A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G2B	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G5A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G5B	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G8A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G8B	.00% CPR		.00000	90.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A50 ACPR		.00000	90.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A75 ACPR		.00000	90.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P100 ACPR		.00000	90.00000

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BS0205-HE6CL-G2A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A100 ACPR		.00000	90.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A125 ACPR		.00000	90.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A150 ACPR		.00000	90.00000

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Tranche: A5 (II-A2)							
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	PREPAY
	2.62000	2.62000	2.62000	2.62000	2.62000	2.62000	1M_LIB
	3.46000	3.46000	3.46000	3.46000	3.46000	3.46000	1YR_LIB
	3.08600	3.08600	3.08600	3.08600	3.08600	3.08600	1YR_TRES
	3.11000	3.11000	3.11000	3.11000	3.11000	3.11000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	OPT_CALL
	10%	10%	10%	10%	10%	10%	CALL
	19.13	4.15	2.79	1.99	1.39	1.13	Avg. Life
	3/25/2005	3/25/2005	3/25/2005	3/25/2005	3/25/2005	3/25/2005	Prin. Start Date
	9/25/2033	5/25/2017	4/25/2013	2/25/2011	9/25/2009	9/25/2007	Prin. End Date
100.000000	2.99	2.99	2.99	2.99	2.99	2.99	Yield
	13.93	3.70	2.57	1.87	1.33	1.09	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BS0205-HE6CL-G01 :	Prepay:.00% CPR
G:BS0205-HE6CL-G03 :	Prepay:.00% CPR
G:BS0205-HE6CL-G04 :	Prepay:.00% CPR
G:BS0205-HE6CL-G06 :	Prepay:.00% CPR
G:BS0205-HE6CL-G07 :	Prepay:.00% CPR
G:BS0205-HE6CL-G09 :	Prepay:.00% CPR
G:BS0205-HE6CL-G2A :	Prepay:.00% CPR
G:BS0205-HE6CL-G2B :	Prepay:.00% CPR
G:BS0205-HE6CL-G5A :	Prepay:.00% CPR
G:BS0205-HE6CL-G5B :	Prepay:.00% CPR
G:BS0205-HE6CL-G8A :	Prepay:.00% CPR
G:BS0205-HE6CL-G8B :	Prepay:.00% CPR
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

Assumptions	
G:BS0205-HE6CL-G01 :	Prepay:P50 ACPR
G:BS0205-HE6CL-G03 :	Prepay:P50 ACPR
G:BS0205-HE6CL-G04 :	Prepay:P50 ACPR
G:BS0205-HE6CL-G06 :	Prepay:P50 ACPR
G:BS0205-HE6CL-G07 :	Prepay:P50 ACPR
G:BS0205-HE6CL-G09 :	Prepay:P50 ACPR
G:BS0205-HE6CL-G2A :	Prepay:A50 ACPR
G:BS0205-HE6CL-G2B :	Prepay:A50 ACPR
G:BS0205-HE6CL-G5A :	Prepay:A50 ACPR
G:BS0205-HE6CL-G5B :	Prepay:A50 ACPR
G:BS0205-HE6CL-G8A :	Prepay:A50 ACPR
G:BS0205-HE6CL-G8B :	Prepay:A50 ACPR
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions	
G:BS0205-HE6CL-G01 :	Prepay:P75 ACPR
G:BS0205-HE6CL-G03 :	Prepay:P75 ACPR
G:BS0205-HE6CL-G04 :	Prepay:P75 ACPR
G:BS0205-HE6CL-G06 :	Prepay:P75 ACPR
G:BS0205-HE6CL-G07 :	Prepay:P75 ACPR
G:BS0205-HE6CL-G09 :	Prepay:P75 ACPR

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Assumptions
G:BS0205-HE6CL-G2A : Prepay:A75 ACPR
G:BS0205-HE6CL-G2B : Prepay:A75 ACPR
G:BS0205-HE6CL-G5A : Prepay:A75 ACPR
G:BS0205-HE6CL-G5B : Prepay:A75 ACPR
G:BS0205-HE6CL-G8A : Prepay:A75 ACPR
G:BS0205-HE6CL-G8B : Prepay:A75 ACPR
For other tranches :Prepay:P75 ACPR Call:10%

The following auumptions were used to create Scenario3

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P100 ACPR
G:BS0205-HE6CL-G03 : Prepay:P100 ACPR
G:BS0205-HE6CL-G04 : Prepay:P100 ACPR
G:BS0205-HE6CL-G06 : Prepay:P100 ACPR
G:BS0205-HE6CL-G07 : Prepay:P100 ACPR
G:BS0205-HE6CL-G09 : Prepay:P100 ACPR
G:BS0205-HE6CL-G2A : Prepay:A100 ACPR
G:BS0205-HE6CL-G2B : Prepay:A100 ACPR
G:BS0205-HE6CL-G5A : Prepay:A100 ACPR
G:BS0205-HE6CL-G5B : Prepay:A100 ACPR
G:BS0205-HE6CL-G8A : Prepay:A100 ACPR
G:BS0205-HE6CL-G8B : Prepay:A100 ACPR
For other tranches :Prepay:P100 ACPR Call:10%

The following auumptions were used to create Scenario4

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P125 ACPR
G:BS0205-HE6CL-G03 : Prepay:P125 ACPR
G:BS0205-HE6CL-G04 : Prepay:P125 ACPR
G:BS0205-HE6CL-G06 : Prepay:P125 ACPR
G:BS0205-HE6CL-G07 : Prepay:P125 ACPR
G:BS0205-HE6CL-G09 : Prepay:P125 ACPR
G:BS0205-HE6CL-G2A : Prepay:A125 ACPR
G:BS0205-HE6CL-G2B : Prepay:A125 ACPR
G:BS0205-HE6CL-G5A : Prepay:A125 ACPR
G:BS0205-HE6CL-G5B : Prepay:A125 ACPR
G:BS0205-HE6CL-G8A : Prepay:A125 ACPR
G:BS0205-HE6CL-G8B : Prepay:A125 ACPR
For other tranches :Prepay:P125 ACPR Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P150 ACPR
G:BS0205-HE6CL-G03 : Prepay:P150 ACPR
G:BS0205-HE6CL-G04 : Prepay:P150 ACPR
G:BS0205-HE6CL-G06 : Prepay:P150 ACPR
G:BS0205-HE6CL-G07 : Prepay:P150 ACPR
G:BS0205-HE6CL-G09 : Prepay:P150 ACPR
G:BS0205-HE6CL-G2A : Prepay:A150 ACPR
G:BS0205-HE6CL-G2B : Prepay:A150 ACPR
G:BS0205-HE6CL-G5A : Prepay:A150 ACPR
G:BS0205-HE6CL-G5B : Prepay:A150 ACPR
G:BS0205-HE6CL-G8A : Prepay:A150 ACPR
G:BS0205-HE6CL-G8B : Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G01	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G03	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G04	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G06	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G07	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G09	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G2A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G2B	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G5A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G5B	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G8A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G8B	.00% CPR		.00000	90.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A50 ACPR		.00000	90.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A75 ACPR		.00000	90.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P100 ACPR		.00000	90.00000

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BS0205-HE6CL-G2A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A100 ACPR		.00000	90.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A125 ACPR		.00000	90.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A150 ACPR		.00000	90.00000

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Tranche: A6 (III-A1)							
Price	**.00% CPR**	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**PREPAY**
	2.62000	**2.62000**	**2.62000**	**2.62000**	**2.62000**	**2.62000**	**1M_LIB**
	3.46000	**3.46000**	**3.46000**	**3.46000**	**3.46000**	**3.46000**	**1YR_LIB**
	3.08600	**3.08600**	**3.08600**	**3.08600**	**3.08600**	**3.08600**	**1YR_TRES**
	3.11000	**3.11000**	**3.11000**	**3.11000**	**3.11000**	**3.11000**	**6M_LIB**
	Scenario0	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**DELINQUENCY**
	0.000	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**CALL_PCT**
	0	**0**	**0**	**0**	**0**	**0**	**OPT_CALL**
	10%	**10%**	**10%**	**10%**	**10%**	**10%**	**CALL**
	19.06	**4.17**	**2.80**	**2.00**	**1.40**	**1.13**	**Avg. Life**
	3/25/2005	**3/25/2005**	**3/25/2005**	**3/25/2005**	**3/25/2005**	**3/25/2005**	**Prin. Start Date**
	9/25/2033	**5/25/2017**	**4/25/2013**	**2/25/2011**	**9/25/2009**	**9/25/2007**	**Prin. End Date**
100.000000	2.92	2.92	2.92	2.92	2.92	2.92	Yield
	14.00	3.72	2.58	1.88	1.34	1.09	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BS0205-HE6CL-G01 : Prepay:.00% CPR	
G:BS0205-HE6CL-G03 : Prepay:.00% CPR	
G:BS0205-HE6CL-G04 : Prepay:.00% CPR	
G:BS0205-HE6CL-G06 : Prepay:.00% CPR	
G:BS0205-HE6CL-G07 : Prepay:.00% CPR	
G:BS0205-HE6CL-G09 : Prepay:.00% CPR	
G:BS0205-HE6CL-G2A : Prepay:.00% CPR	
G:BS0205-HE6CL-G2B : Prepay:.00% CPR	
G:BS0205-HE6CL-G5A : Prepay:.00% CPR	
G:BS0205-HE6CL-G5B : Prepay:.00% CPR	
G:BS0205-HE6CL-G8A : Prepay:.00% CPR	
G:BS0205-HE6CL-G8B : Prepay:.00% CPR	
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

Assumptions	
G:BS0205-HE6CL-G01 : Prepay:P50 ACPR	
G:BS0205-HE6CL-G03 : Prepay:P50 ACPR	
G:BS0205-HE6CL-G04 : Prepay:P50 ACPR	
G:BS0205-HE6CL-G06 : Prepay:P50 ACPR	
G:BS0205-HE6CL-G07 : Prepay:P50 ACPR	
G:BS0205-HE6CL-G09 : Prepay:P50 ACPR	
G:BS0205-HE6CL-G2A : Prepay:A50 ACPR	
G:BS0205-HE6CL-G2B : Prepay:A50 ACPR	
G:BS0205-HE6CL-G5A : Prepay:A50 ACPR	
G:BS0205-HE6CL-G5B : Prepay:A50 ACPR	
G:BS0205-HE6CL-G8A : Prepay:A50 ACPR	
G:BS0205-HE6CL-G8B : Prepay:A50 ACPR	
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P75 ACPR
G:BS0205-HE6CL-G03 : Prepay:P75 ACPR
G:BS0205-HE6CL-G04 : Prepay:P75 ACPR
G:BS0205-HE6CL-G06 : Prepay:P75 ACPR
G:BS0205-HE6CL-G07 : Prepay:P75 ACPR
G:BS0205-HE6CL-G09 : Prepay:P75 ACPR

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Assumptions
G:BS0205-HE6CL-G2A : Prepay:A75 ACPR
G:BS0205-HE6CL-G2B : Prepay:A75 ACPR
G:BS0205-HE6CL-G5A : Prepay:A75 ACPR
G:BS0205-HE6CL-G5B : Prepay:A75 ACPR
G:BS0205-HE6CL-G8A : Prepay:A75 ACPR
G:BS0205-HE6CL-G8B : Prepay:A75 ACPR
For other tranches :Prepay:P75 ACPR Call:10%

The following auumptions were used to create Scenario3

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P100 ACPR
G:BS0205-HE6CL-G03 : Prepay:P100 ACPR
G:BS0205-HE6CL-G04 : Prepay:P100 ACPR
G:BS0205-HE6CL-G06 : Prepay:P100 ACPR
G:BS0205-HE6CL-G07 : Prepay:P100 ACPR
G:BS0205-HE6CL-G09 : Prepay:P100 ACPR
G:BS0205-HE6CL-G2A : Prepay:A100 ACPR
G:BS0205-HE6CL-G2B : Prepay:A100 ACPR
G:BS0205-HE6CL-G5A : Prepay:A100 ACPR
G:BS0205-HE6CL-G5B : Prepay:A100 ACPR
G:BS0205-HE6CL-G8A : Prepay:A100 ACPR
G:BS0205-HE6CL-G8B : Prepay:A100 ACPR
For other tranches :Prepay:P100 ACPR Call:10%

The following auumptions were used to create Scenario4

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P125 ACPR
G:BS0205-HE6CL-G03 : Prepay:P125 ACPR
G:BS0205-HE6CL-G04 : Prepay:P125 ACPR
G:BS0205-HE6CL-G06 : Prepay:P125 ACPR
G:BS0205-HE6CL-G07 : Prepay:P125 ACPR
G:BS0205-HE6CL-G09 : Prepay:P125 ACPR
G:BS0205-HE6CL-G2A : Prepay:A125 ACPR
G:BS0205-HE6CL-G2B : Prepay:A125 ACPR
G:BS0205-HE6CL-G5A : Prepay:A125 ACPR
G:BS0205-HE6CL-G5B : Prepay:A125 ACPR
G:BS0205-HE6CL-G8A : Prepay:A125 ACPR
G:BS0205-HE6CL-G8B : Prepay:A125 ACPR
For other tranches :Prepay:P125 ACPR Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P150 ACPR
G:BS0205-HE6CL-G03 : Prepay:P150 ACPR
G:BS0205-HE6CL-G04 : Prepay:P150 ACPR
G:BS0205-HE6CL-G06 : Prepay:P150 ACPR
G:BS0205-HE6CL-G07 : Prepay:P150 ACPR
G:BS0205-HE6CL-G09 : Prepay:P150 ACPR
G:BS0205-HE6CL-G2A : Prepay:A150 ACPR
G:BS0205-HE6CL-G2B : Prepay:A150 ACPR
G:BS0205-HE6CL-G5A : Prepay:A150 ACPR
G:BS0205-HE6CL-G5B : Prepay:A150 ACPR
G:BS0205-HE6CL-G8A : Prepay:A150 ACPR
G:BS0205-HE6CL-G8B : Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G01	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G03	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G04	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G06	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G07	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G09	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G2A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G2B	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G5A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G5B	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G8A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G8B	.00% CPR		.00000	90.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A50 ACPR		.00000	90.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A75 ACPR		.00000	90.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P100 ACPR		.00000	90.00000

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BS0205-HE6CL-G2A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A100 ACPR		.00000	90.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A125 ACPR		.00000	90.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A150 ACPR		.00000	90.00000

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Tranche: A7 (III-A2)							
	.00% CPR	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**PREPAY**
	2.62000	**2.62000**	**2.62000**	**2.62000**	**2.62000**	**2.62000**	**1M_LIB**
	3.46000	**3.46000**	**3.46000**	**3.46000**	**3.46000**	**3.46000**	**1YR_LIB**
	3.08600	**3.08600**	**3.08600**	**3.08600**	**3.08600**	**3.08600**	**1YR_TRES**
	3.11000	**3.11000**	**3.11000**	**3.11000**	**3.11000**	**3.11000**	**6M_LIB**
Price	**Scenario0**	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**DELINQUENCY**
	0.000	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**CALL_PCT**
	0	**0**	**0**	**0**	**0**	**0**	**OPT_CALL**
	10%	**10%**	**10%**	**10%**	**10%**	**10%**	**CALL**
	19.06	**4.17**	**2.80**	**2.00**	**1.40**	**1.13**	**Avg. Life**
	3/25/2005	**3/25/2005**	**3/25/2005**	**3/25/2005**	**3/25/2005**	**3/25/2005**	**Prin. Start Date**
	9/25/2033	**5/25/2017**	**4/25/2013**	**2/25/2011**	**9/25/2009**	**9/25/2007**	**Prin. End Date**
100.000000	2.97	2.97	2.97	2.97	2.97	2.97	Yield
	13.93	3.71	2.58	1.88	1.34	1.09	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BS0205-HE6CL-G01 : Prepay:.00% CPR	
G:BS0205-HE6CL-G03 : Prepay:.00% CPR	
G:BS0205-HE6CL-G04 : Prepay:.00% CPR	
G:BS0205-HE6CL-G06 : Prepay:.00% CPR	
G:BS0205-HE6CL-G07 : Prepay:.00% CPR	
G:BS0205-HE6CL-G09 : Prepay:.00% CPR	
G:BS0205-HE6CL-G2A : Prepay:.00% CPR	
G:BS0205-HE6CL-G2B : Prepay:.00% CPR	
G:BS0205-HE6CL-G5A : Prepay:.00% CPR	
G:BS0205-HE6CL-G5B : Prepay:.00% CPR	
G:BS0205-HE6CL-G8A : Prepay:.00% CPR	
G:BS0205-HE6CL-G8B : Prepay:.00% CPR	
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

Assumptions	
G:BS0205-HE6CL-G01 : Prepay:P50 ACPR	
G:BS0205-HE6CL-G03 : Prepay:P50 ACPR	
G:BS0205-HE6CL-G04 : Prepay:P50 ACPR	
G:BS0205-HE6CL-G06 : Prepay:P50 ACPR	
G:BS0205-HE6CL-G07 : Prepay:P50 ACPR	
G:BS0205-HE6CL-G09 : Prepay:P50 ACPR	
G:BS0205-HE6CL-G2A : Prepay:A50 ACPR	
G:BS0205-HE6CL-G2B : Prepay:A50 ACPR	
G:BS0205-HE6CL-G5A : Prepay:A50 ACPR	
G:BS0205-HE6CL-G5B : Prepay:A50 ACPR	
G:BS0205-HE6CL-G8A : Prepay:A50 ACPR	
G:BS0205-HE6CL-G8B : Prepay:A50 ACPR	
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P75 ACPR
G:BS0205-HE6CL-G03 : Prepay:P75 ACPR
G:BS0205-HE6CL-G04 : Prepay:P75 ACPR
G:BS0205-HE6CL-G06 : Prepay:P75 ACPR
G:BS0205-HE6CL-G07 : Prepay:P75 ACPR
G:BS0205-HE6CL-G09 : Prepay:P75 ACPR

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Assumptions
G:BS0205-HE6CL-G2A : Prepay:A75 ACPR
G:BS0205-HE6CL-G2B : Prepay:A75 ACPR
G:BS0205-HE6CL-G5A : Prepay:A75 ACPR
G:BS0205-HE6CL-G5B : Prepay:A75 ACPR
G:BS0205-HE6CL-G8A : Prepay:A75 ACPR
G:BS0205-HE6CL-G8B : Prepay:A75 ACPR
For other tranches :Prepay:P75 ACPR Call:10%

The following auumptions were used to create Scenario3

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P100 ACPR
G:BS0205-HE6CL-G03 : Prepay:P100 ACPR
G:BS0205-HE6CL-G04 : Prepay:P100 ACPR
G:BS0205-HE6CL-G06 : Prepay:P100 ACPR
G:BS0205-HE6CL-G07 : Prepay:P100 ACPR
G:BS0205-HE6CL-G09 : Prepay:P100 ACPR
G:BS0205-HE6CL-G2A : Prepay:A100 ACPR
G:BS0205-HE6CL-G2B : Prepay:A100 ACPR
G:BS0205-HE6CL-G5A : Prepay:A100 ACPR
G:BS0205-HE6CL-G5B : Prepay:A100 ACPR
G:BS0205-HE6CL-G8A : Prepay:A100 ACPR
G:BS0205-HE6CL-G8B : Prepay:A100 ACPR
For other tranches :Prepay:P100 ACPR Call:10%

The following auumptions were used to create Scenario4

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P125 ACPR
G:BS0205-HE6CL-G03 : Prepay:P125 ACPR
G:BS0205-HE6CL-G04 : Prepay:P125 ACPR
G:BS0205-HE6CL-G06 : Prepay:P125 ACPR
G:BS0205-HE6CL-G07 : Prepay:P125 ACPR
G:BS0205-HE6CL-G09 : Prepay:P125 ACPR
G:BS0205-HE6CL-G2A : Prepay:A125 ACPR
G:BS0205-HE6CL-G2B : Prepay:A125 ACPR
G:BS0205-HE6CL-G5A : Prepay:A125 ACPR
G:BS0205-HE6CL-G5B : Prepay:A125 ACPR
G:BS0205-HE6CL-G8A : Prepay:A125 ACPR
G:BS0205-HE6CL-G8B : Prepay:A125 ACPR
For other tranches :Prepay:P125 ACPR Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P150 ACPR
G:BS0205-HE6CL-G03 : Prepay:P150 ACPR
G:BS0205-HE6CL-G04 : Prepay:P150 ACPR
G:BS0205-HE6CL-G06 : Prepay:P150 ACPR
G:BS0205-HE6CL-G07 : Prepay:P150 ACPR
G:BS0205-HE6CL-G09 : Prepay:P150 ACPR
G:BS0205-HE6CL-G2A : Prepay:A150 ACPR
G:BS0205-HE6CL-G2B : Prepay:A150 ACPR
G:BS0205-HE6CL-G5A : Prepay:A150 ACPR
G:BS0205-HE6CL-G5B : Prepay:A150 ACPR
G:BS0205-HE6CL-G8A : Prepay:A150 ACPR
G:BS0205-HE6CL-G8B : Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G01	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G03	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G04	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G06	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G07	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G09	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G2A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G2B	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G5A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G5B	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G8A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G8B	.00% CPR		.00000	90.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A50 ACPR		.00000	90.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A75 ACPR		.00000	90.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P100 ACPR		.00000	90.00000

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BS0205-HE6CL-G2A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A100 ACPR		.00000	90.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A125 ACPR		.00000	90.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A150 ACPR		.00000	90.00000

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Tranche: M1 (M1)							
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	PREPAY
	2.62000	2.62000	2.62000	2.62000	2.62000	2.62000	1M_LIB
	3.46000	3.46000	3.46000	3.46000	3.46000	3.46000	1YR_LIB
	3.08600	3.08600	3.08600	3.08600	3.08600	3.08600	1YR_TRES
	3.11000	3.11000	3.11000	3.11000	3.11000	3.11000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	OPT_CALL
	10%	10%	10%	10%	10%	10%	CALL
	26.36	8.09	5.44	4.55	4.54	2.91	Avg. Life
	9/25/2027	1/25/2009	5/25/2008	10/25/2008	5/25/2009	9/25/2007	Prin. Start Date
	9/25/2033	5/25/2017	4/25/2013	2/25/2011	9/25/2009	10/25/2008	Prin. End Date
100.000000	3.19	3.19	3.19	3.19	3.19	3.19	Yield
	17.60	6.94	4.88	4.17	4.17	2.73	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BS0205-HE6CL-G01 : Prepay:.00% CPR	
G:BS0205-HE6CL-G03 : Prepay:.00% CPR	
G:BS0205-HE6CL-G04 : Prepay:.00% CPR	
G:BS0205-HE6CL-G06 : Prepay:.00% CPR	
G:BS0205-HE6CL-G07 : Prepay:.00% CPR	
G:BS0205-HE6CL-G09 : Prepay:.00% CPR	
G:BS0205-HE6CL-G2A : Prepay:.00% CPR	
G:BS0205-HE6CL-G2B : Prepay:.00% CPR	
G:BS0205-HE6CL-G5A : Prepay:.00% CPR	
G:BS0205-HE6CL-G5B : Prepay:.00% CPR	
G:BS0205-HE6CL-G8A : Prepay:.00% CPR	
G:BS0205-HE6CL-G8B : Prepay:.00% CPR	
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

Assumptions	
G:BS0205-HE6CL-G01 : Prepay:P50 ACPR	
G:BS0205-HE6CL-G03 : Prepay:P50 ACPR	
G:BS0205-HE6CL-G04 : Prepay:P50 ACPR	
G:BS0205-HE6CL-G06 : Prepay:P50 ACPR	
G:BS0205-HE6CL-G07 : Prepay:P50 ACPR	
G:BS0205-HE6CL-G09 : Prepay:P50 ACPR	
G:BS0205-HE6CL-G2A : Prepay:A50 ACPR	
G:BS0205-HE6CL-G2B : Prepay:A50 ACPR	
G:BS0205-HE6CL-G5A : Prepay:A50 ACPR	
G:BS0205-HE6CL-G5B : Prepay:A50 ACPR	
G:BS0205-HE6CL-G8A : Prepay:A50 ACPR	
G:BS0205-HE6CL-G8B : Prepay:A50 ACPR	
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P75 ACPR
G:BS0205-HE6CL-G03 : Prepay:P75 ACPR
G:BS0205-HE6CL-G04 : Prepay:P75 ACPR
G:BS0205-HE6CL-G06 : Prepay:P75 ACPR
G:BS0205-HE6CL-G07 : Prepay:P75 ACPR
G:BS0205-HE6CL-G09 : Prepay:P75 ACPR

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Assumptions	
G:BS0205-HE6CL-G2A :	Prepay:A75 ACPR
G:BS0205-HE6CL-G2B :	Prepay:A75 ACPR
G:BS0205-HE6CL-G5A :	Prepay:A75 ACPR
G:BS0205-HE6CL-G5B :	Prepay:A75 ACPR
G:BS0205-HE6CL-G8A :	Prepay:A75 ACPR
G:BS0205-HE6CL-G8B :	Prepay:A75 ACPR
For other tranches :Prepay:P75 ACPR	Call:10%

The following auumptions were used to create Scenario3

Assumptions	
G:BS0205-HE6CL-G01 :	Prepay:P100 ACPR
G:BS0205-HE6CL-G03 :	Prepay:P100 ACPR
G:BS0205-HE6CL-G04 :	Prepay:P100 ACPR
G:BS0205-HE6CL-G06 :	Prepay:P100 ACPR
G:BS0205-HE6CL-G07 :	Prepay:P100 ACPR
G:BS0205-HE6CL-G09 :	Prepay:P100 ACPR
G:BS0205-HE6CL-G2A :	Prepay:A100 ACPR
G:BS0205-HE6CL-G2B :	Prepay:A100 ACPR
G:BS0205-HE6CL-G5A :	Prepay:A100 ACPR
G:BS0205-HE6CL-G5B :	Prepay:A100 ACPR
G:BS0205-HE6CL-G8A :	Prepay:A100 ACPR
G:BS0205-HE6CL-G8B :	Prepay:A100 ACPR
For other tranches :Prepay:P100 ACPR	Call:10%

The following auumptions were used to create Scenario4

Assumptions	
G:BS0205-HE6CL-G01 :	Prepay:P125 ACPR
G:BS0205-HE6CL-G03 :	Prepay:P125 ACPR
G:BS0205-HE6CL-G04 :	Prepay:P125 ACPR
G:BS0205-HE6CL-G06 :	Prepay:P125 ACPR
G:BS0205-HE6CL-G07 :	Prepay:P125 ACPR
G:BS0205-HE6CL-G09 :	Prepay:P125 ACPR
G:BS0205-HE6CL-G2A :	Prepay:A125 ACPR
G:BS0205-HE6CL-G2B :	Prepay:A125 ACPR
G:BS0205-HE6CL-G5A :	Prepay:A125 ACPR
G:BS0205-HE6CL-G5B :	Prepay:A125 ACPR
G:BS0205-HE6CL-G8A :	Prepay:A125 ACPR
G:BS0205-HE6CL-G8B :	Prepay:A125 ACPR
For other tranches :Prepay:P125 ACPR	Call:10%

The following auumptions were used to create Scenario5

Assumptions	
G:BS0205-HE6CL-G01 :	Prepay:P150 ACPR
G:BS0205-HE6CL-G03 :	Prepay:P150 ACPR
G:BS0205-HE6CL-G04 :	Prepay:P150 ACPR
G:BS0205-HE6CL-G06 :	Prepay:P150 ACPR
G:BS0205-HE6CL-G07 :	Prepay:P150 ACPR
G:BS0205-HE6CL-G09 :	Prepay:P150 ACPR
G:BS0205-HE6CL-G2A :	Prepay:A150 ACPR
G:BS0205-HE6CL-G2B :	Prepay:A150 ACPR
G:BS0205-HE6CL-G5A :	Prepay:A150 ACPR
G:BS0205-HE6CL-G5B :	Prepay:A150 ACPR
G:BS0205-HE6CL-G8A :	Prepay:A150 ACPR
G:BS0205-HE6CL-G8B :	Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR	Call:10%

Scenario Details For: Scenario0

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G01	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G03	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G04	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G06	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G07	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G09	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G2A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G2B	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G5A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G5B	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G8A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G8B	.00% CPR		.00000	90.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A50 ACPR		.00000	90.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A75 ACPR		.00000	90.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P100 ACPR		.00000	90.00000

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BS0205-HE6CL-G2A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A100 ACPR		.00000	90.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A125 ACPR		.00000	90.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A150 ACPR		.00000	90.00000

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Tranche: M2 (M2)							
Price	**.00% CPR**	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**PREPAY**
	2.62000	**2.62000**	**2.62000**	**2.62000**	**2.62000**	**2.62000**	**1M_LIB**
	3.46000	**3.46000**	**3.46000**	**3.46000**	**3.46000**	**3.46000**	**1YR_LIB**
	3.08600	**3.08600**	**3.08600**	**3.08600**	**3.08600**	**3.08600**	**1YR_TRES**
	3.11000	**3.11000**	**3.11000**	**3.11000**	**3.11000**	**3.11000**	**6M_LIB**
	Scenario0	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**DELINQUENCY**
	0.000	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**CALL_PCT**
	0	**0**	**0**	**0**	**0**	**0**	**OPT_CALL**
	10%	**10%**	**10%**	**10%**	**10%**	**10%**	**CALL**
	26.36	**8.09**	**5.42**	**4.34**	**4.07**	**3.65**	**Avg. Life**
	9/25/2027	**1/25/2009**	**4/25/2008**	**6/25/2008**	**9/25/2008**	**10/25/2008**	**Prin. Start Date**
	9/25/2033	**5/25/2017**	**4/25/2013**	**2/25/2011**	**9/25/2009**	**10/25/2008**	**Prin. End Date**
100.000000	3.44	3.44	3.44	3.45	3.45	3.45	Yield
	17.09	6.85	4.82	3.95	3.74	3.38	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BS0205-HE6CL-G01 :	Prepay:.00% CPR
G:BS0205-HE6CL-G03 :	Prepay:.00% CPR
G:BS0205-HE6CL-G04 :	Prepay:.00% CPR
G:BS0205-HE6CL-G06 :	Prepay:.00% CPR
G:BS0205-HE6CL-G07 :	Prepay:.00% CPR
G:BS0205-HE6CL-G09 :	Prepay:.00% CPR
G:BS0205-HE6CL-G2A :	Prepay:.00% CPR
G:BS0205-HE6CL-G2B :	Prepay:.00% CPR
G:BS0205-HE6CL-G5A :	Prepay:.00% CPR
G:BS0205-HE6CL-G5B :	Prepay:.00% CPR
G:BS0205-HE6CL-G8A :	Prepay:.00% CPR
G:BS0205-HE6CL-G8B :	Prepay:.00% CPR
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

Assumptions	
G:BS0205-HE6CL-G01 :	Prepay:P50 ACPR
G:BS0205-HE6CL-G03 :	Prepay:P50 ACPR
G:BS0205-HE6CL-G04 :	Prepay:P50 ACPR
G:BS0205-HE6CL-G06 :	Prepay:P50 ACPR
G:BS0205-HE6CL-G07 :	Prepay:P50 ACPR
G:BS0205-HE6CL-G09 :	Prepay:P50 ACPR
G:BS0205-HE6CL-G2A :	Prepay:A50 ACPR
G:BS0205-HE6CL-G2B :	Prepay:A50 ACPR
G:BS0205-HE6CL-G5A :	Prepay:A50 ACPR
G:BS0205-HE6CL-G5B :	Prepay:A50 ACPR
G:BS0205-HE6CL-G8A :	Prepay:A50 ACPR
G:BS0205-HE6CL-G8B :	Prepay:A50 ACPR
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions	
G:BS0205-HE6CL-G01 :	Prepay:P75 ACPR
G:BS0205-HE6CL-G03 :	Prepay:P75 ACPR
G:BS0205-HE6CL-G04 :	Prepay:P75 ACPR
G:BS0205-HE6CL-G06 :	Prepay:P75 ACPR
G:BS0205-HE6CL-G07 :	Prepay:P75 ACPR
G:BS0205-HE6CL-G09 :	Prepay:P75 ACPR

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Assumptions	
G:BS0205-HE6CL-G2A :	Prepay:A75 ACPR
G:BS0205-HE6CL-G2B :	Prepay:A75 ACPR
G:BS0205-HE6CL-G5A :	Prepay:A75 ACPR
G:BS0205-HE6CL-G5B :	Prepay:A75 ACPR
G:BS0205-HE6CL-G8A :	Prepay:A75 ACPR
G:BS0205-HE6CL-G8B :	Prepay:A75 ACPR
For other tranches :Prepay:P75 ACPR	Call:10%

The following auumptions were used to create Scenario3

Assumptions	
G:BS0205-HE6CL-G01 :	Prepay:P100 ACPR
G:BS0205-HE6CL-G03 :	Prepay:P100 ACPR
G:BS0205-HE6CL-G04 :	Prepay:P100 ACPR
G:BS0205-HE6CL-G06 :	Prepay:P100 ACPR
G:BS0205-HE6CL-G07 :	Prepay:P100 ACPR
G:BS0205-HE6CL-G09 :	Prepay:P100 ACPR
G:BS0205-HE6CL-G2A :	Prepay:A100 ACPR
G:BS0205-HE6CL-G2B :	Prepay:A100 ACPR
G:BS0205-HE6CL-G5A :	Prepay:A100 ACPR
G:BS0205-HE6CL-G5B :	Prepay:A100 ACPR
G:BS0205-HE6CL-G8A :	Prepay:A100 ACPR
G:BS0205-HE6CL-G8B :	Prepay:A100 ACPR
For other tranches :Prepay:P100 ACPR	Call:10%

The following auumptions were used to create Scenario4

Assumptions	
G:BS0205-HE6CL-G01 :	Prepay:P125 ACPR
G:BS0205-HE6CL-G03 :	Prepay:P125 ACPR
G:BS0205-HE6CL-G04 :	Prepay:P125 ACPR
G:BS0205-HE6CL-G06 :	Prepay:P125 ACPR
G:BS0205-HE6CL-G07 :	Prepay:P125 ACPR
G:BS0205-HE6CL-G09 :	Prepay:P125 ACPR
G:BS0205-HE6CL-G2A :	Prepay:A125 ACPR
G:BS0205-HE6CL-G2B :	Prepay:A125 ACPR
G:BS0205-HE6CL-G5A :	Prepay:A125 ACPR
G:BS0205-HE6CL-G5B :	Prepay:A125 ACPR
G:BS0205-HE6CL-G8A :	Prepay:A125 ACPR
G:BS0205-HE6CL-G8B :	Prepay:A125 ACPR
For other tranches :Prepay:P125 ACPR	Call:10%

The following auumptions were used to create Scenario5

Assumptions	
G:BS0205-HE6CL-G01 :	Prepay:P150 ACPR
G:BS0205-HE6CL-G03 :	Prepay:P150 ACPR
G:BS0205-HE6CL-G04 :	Prepay:P150 ACPR
G:BS0205-HE6CL-G06 :	Prepay:P150 ACPR
G:BS0205-HE6CL-G07 :	Prepay:P150 ACPR
G:BS0205-HE6CL-G09 :	Prepay:P150 ACPR
G:BS0205-HE6CL-G2A :	Prepay:A150 ACPR
G:BS0205-HE6CL-G2B :	Prepay:A150 ACPR
G:BS0205-HE6CL-G5A :	Prepay:A150 ACPR
G:BS0205-HE6CL-G5B :	Prepay:A150 ACPR
G:BS0205-HE6CL-G8A :	Prepay:A150 ACPR
G:BS0205-HE6CL-G8B :	Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR	Call:10%

Scenario Details For: Scenario0

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G01	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G03	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G04	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G06	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G07	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G09	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G2A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G2B	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G5A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G5B	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G8A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G8B	.00% CPR		.00000	90.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A50 ACPR		.00000	90.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A75 ACPR		.00000	90.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P100 ACPR		.00000	90.00000

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BS0205-HE6CL-G2A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A100 ACPR		.00000	90.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A125 ACPR		.00000	90.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A150 ACPR		.00000	90.00000

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

BS0205-HE6CL
Sensitivity

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Tranche: M3 (M3)							
Price	**.00% CPR**	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**PREPAY**
	2.62000	**2.62000**	**2.62000**	**2.62000**	**2.62000**	**2.62000**	**1M_LIB**
	3.46000	**3.46000**	**3.46000**	**3.46000**	**3.46000**	**3.46000**	**1YR_LIB**
	3.08600	**3.08600**	**3.08600**	**3.08600**	**3.08600**	**3.08600**	**1YR_TRES**
	3.11000	**3.11000**	**3.11000**	**3.11000**	**3.11000**	**3.11000**	**6M_LIB**
	Scenario0	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**DELINQUENCY**
	0.000	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**CALL_PCT**
	0	**0**	**0**	**0**	**0**	**0**	**OPT_CALL**
	10%	**10%**	**10%**	**10%**	**10%**	**10%**	**CALL**
	26.36	**8.09**	**5.41**	**4.27**	**3.82**	**3.65**	**Avg. Life**
	9/25/2027	**1/25/2009**	**3/25/2008**	**6/25/2008**	**8/25/2008**	**10/25/2008**	**Prin. Start Date**
	9/25/2033	**5/25/2017**	**4/25/2013**	**2/25/2011**	**9/25/2009**	**10/25/2008**	**Prin. End Date**
100.000000	3.49	3.49	3.49	3.49	3.49	3.49	Yield
	17.00	6.84	4.81	3.89	3.52	3.38	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0205-HE6CL-G01 : Prepay:.00% CPR
G:BS0205-HE6CL-G03 : Prepay:.00% CPR
G:BS0205-HE6CL-G04 : Prepay:.00% CPR
G:BS0205-HE6CL-G06 : Prepay:.00% CPR
G:BS0205-HE6CL-G07 : Prepay:.00% CPR
G:BS0205-HE6CL-G09 : Prepay:.00% CPR
G:BS0205-HE6CL-G2A : Prepay:.00% CPR
G:BS0205-HE6CL-G2B : Prepay:.00% CPR
G:BS0205-HE6CL-G5A : Prepay:.00% CPR
G:BS0205-HE6CL-G5B : Prepay:.00% CPR
G:BS0205-HE6CL-G8A : Prepay:.00% CPR
G:BS0205-HE6CL-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create Scenario1

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P50 ACPR
G:BS0205-HE6CL-G03 : Prepay:P50 ACPR
G:BS0205-HE6CL-G04 : Prepay:P50 ACPR
G:BS0205-HE6CL-G06 : Prepay:P50 ACPR
G:BS0205-HE6CL-G07 : Prepay:P50 ACPR
G:BS0205-HE6CL-G09 : Prepay:P50 ACPR
G:BS0205-HE6CL-G2A : Prepay:A50 ACPR
G:BS0205-HE6CL-G2B : Prepay:A50 ACPR
G:BS0205-HE6CL-G5A : Prepay:A50 ACPR
G:BS0205-HE6CL-G5B : Prepay:A50 ACPR
G:BS0205-HE6CL-G8A : Prepay:A50 ACPR
G:BS0205-HE6CL-G8B : Prepay:A50 ACPR
For other tranches :Prepay:P50 ACPR Call:10%

The following auumptions were used to create Scenario2

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P75 ACPR
G:BS0205-HE6CL-G03 : Prepay:P75 ACPR
G:BS0205-HE6CL-G04 : Prepay:P75 ACPR
G:BS0205-HE6CL-G06 : Prepay:P75 ACPR
G:BS0205-HE6CL-G07 : Prepay:P75 ACPR
G:BS0205-HE6CL-G09 : Prepay:P75 ACPR

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Assumptions
G:BS0205-HE6CL-G2A : Prepay:A75 ACPR
G:BS0205-HE6CL-G2B : Prepay:A75 ACPR
G:BS0205-HE6CL-G5A : Prepay:A75 ACPR
G:BS0205-HE6CL-G5B : Prepay:A75 ACPR
G:BS0205-HE6CL-G8A : Prepay:A75 ACPR
G:BS0205-HE6CL-G8B : Prepay:A75 ACPR
For other tranches :Prepay:P75 ACPR Call:10%

The following auumptions were used to create Scenario3

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P100 ACPR
G:BS0205-HE6CL-G03 : Prepay:P100 ACPR
G:BS0205-HE6CL-G04 : Prepay:P100 ACPR
G:BS0205-HE6CL-G06 : Prepay:P100 ACPR
G:BS0205-HE6CL-G07 : Prepay:P100 ACPR
G:BS0205-HE6CL-G09 : Prepay:P100 ACPR
G:BS0205-HE6CL-G2A : Prepay:A100 ACPR
G:BS0205-HE6CL-G2B : Prepay:A100 ACPR
G:BS0205-HE6CL-G5A : Prepay:A100 ACPR
G:BS0205-HE6CL-G5B : Prepay:A100 ACPR
G:BS0205-HE6CL-G8A : Prepay:A100 ACPR
G:BS0205-HE6CL-G8B : Prepay:A100 ACPR
For other tranches :Prepay:P100 ACPR Call:10%

The following auumptions were used to create Scenario4

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P125 ACPR
G:BS0205-HE6CL-G03 : Prepay:P125 ACPR
G:BS0205-HE6CL-G04 : Prepay:P125 ACPR
G:BS0205-HE6CL-G06 : Prepay:P125 ACPR
G:BS0205-HE6CL-G07 : Prepay:P125 ACPR
G:BS0205-HE6CL-G09 : Prepay:P125 ACPR
G:BS0205-HE6CL-G2A : Prepay:A125 ACPR
G:BS0205-HE6CL-G2B : Prepay:A125 ACPR
G:BS0205-HE6CL-G5A : Prepay:A125 ACPR
G:BS0205-HE6CL-G5B : Prepay:A125 ACPR
G:BS0205-HE6CL-G8A : Prepay:A125 ACPR
G:BS0205-HE6CL-G8B : Prepay:A125 ACPR
For other tranches :Prepay:P125 ACPR Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P150 ACPR
G:BS0205-HE6CL-G03 : Prepay:P150 ACPR
G:BS0205-HE6CL-G04 : Prepay:P150 ACPR
G:BS0205-HE6CL-G06 : Prepay:P150 ACPR
G:BS0205-HE6CL-G07 : Prepay:P150 ACPR
G:BS0205-HE6CL-G09 : Prepay:P150 ACPR
G:BS0205-HE6CL-G2A : Prepay:A150 ACPR
G:BS0205-HE6CL-G2B : Prepay:A150 ACPR
G:BS0205-HE6CL-G5A : Prepay:A150 ACPR
G:BS0205-HE6CL-G5B : Prepay:A150 ACPR
G:BS0205-HE6CL-G8A : Prepay:A150 ACPR
G:BS0205-HE6CL-G8B : Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G01	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G03	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G04	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G06	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G07	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G09	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G2A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G2B	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G5A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G5B	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G8A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G8B	.00% CPR		.00000	90.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A50 ACPR		.00000	90.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A75 ACPR		.00000	90.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P100 ACPR		.00000	90.00000

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BS0205-HE6CL-G2A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A100 ACPR		.00000	90.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A125 ACPR		.00000	90.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A150 ACPR		.00000	90.00000

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Tranche: M4 (M4)							
Price	**.00% CPR**	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**PREPAY**
	2.62000	**2.62000**	**2.62000**	**2.62000**	**2.62000**	**2.62000**	**1M_LIB**
	3.46000	**3.46000**	**3.46000**	**3.46000**	**3.46000**	**3.46000**	**1YR_LIB**
	3.08600	**3.08600**	**3.08600**	**3.08600**	**3.08600**	**3.08600**	**1YR_TRES**
	3.11000	**3.11000**	**3.11000**	**3.11000**	**3.11000**	**3.11000**	**6M_LIB**
	Scenario0	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**DELINQUENCY**
	0.000	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**CALL_PCT**
	0	**0**	**0**	**0**	**0**	**0**	**OPT_CALL**
	10%	**10%**	**10%**	**10%**	**10%**	**10%**	**CALL**
	26.36	**8.09**	**5.41**	**4.23**	**3.75**	**3.65**	**Avg. Life**
	9/25/2027	**1/25/2009**	**3/25/2008**	**5/25/2008**	**7/25/2008**	**9/25/2008**	**Prin. Start Date**
	9/25/2033	**5/25/2017**	**4/25/2013**	**2/25/2011**	**9/25/2009**	**10/25/2008**	**Prin. End Date**
100.000000	3.91	3.91	3.91	3.91	3.91	3.91	Yield
	16.21	6.71	4.74	3.82	3.42	3.34	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0205-HE6CL-G01 : Prepay:.00% CPR
G:BS0205-HE6CL-G03 : Prepay:.00% CPR
G:BS0205-HE6CL-G04 : Prepay:.00% CPR
G:BS0205-HE6CL-G06 : Prepay:.00% CPR
G:BS0205-HE6CL-G07 : Prepay:.00% CPR
G:BS0205-HE6CL-G09 : Prepay:.00% CPR
G:BS0205-HE6CL-G2A : Prepay:.00% CPR
G:BS0205-HE6CL-G2B : Prepay:.00% CPR
G:BS0205-HE6CL-G5A : Prepay:.00% CPR
G:BS0205-HE6CL-G5B : Prepay:.00% CPR
G:BS0205-HE6CL-G8A : Prepay:.00% CPR
G:BS0205-HE6CL-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create Scenario1

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P50 ACPR
G:BS0205-HE6CL-G03 : Prepay:P50 ACPR
G:BS0205-HE6CL-G04 : Prepay:P50 ACPR
G:BS0205-HE6CL-G06 : Prepay:P50 ACPR
G:BS0205-HE6CL-G07 : Prepay:P50 ACPR
G:BS0205-HE6CL-G09 : Prepay:P50 ACPR
G:BS0205-HE6CL-G2A : Prepay:A50 ACPR
G:BS0205-HE6CL-G2B : Prepay:A50 ACPR
G:BS0205-HE6CL-G5A : Prepay:A50 ACPR
G:BS0205-HE6CL-G5B : Prepay:A50 ACPR
G:BS0205-HE6CL-G8A : Prepay:A50 ACPR
G:BS0205-HE6CL-G8B : Prepay:A50 ACPR
For other tranches :Prepay:P50 ACPR Call:10%

The following auumptions were used to create Scenario2

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P75 ACPR
G:BS0205-HE6CL-G03 : Prepay:P75 ACPR
G:BS0205-HE6CL-G04 : Prepay:P75 ACPR
G:BS0205-HE6CL-G06 : Prepay:P75 ACPR
G:BS0205-HE6CL-G07 : Prepay:P75 ACPR
G:BS0205-HE6CL-G09 : Prepay:P75 ACPR

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Assumptions
G:BS0205-HE6CL-G2A : Prepay:A75 ACPR
G:BS0205-HE6CL-G2B : Prepay:A75 ACPR
G:BS0205-HE6CL-G5A : Prepay:A75 ACPR
G:BS0205-HE6CL-G5B : Prepay:A75 ACPR
G:BS0205-HE6CL-G8A : Prepay:A75 ACPR
G:BS0205-HE6CL-G8B : Prepay:A75 ACPR
For other tranches :Prepay:P75 ACPR Call:10%

The following auumptions were used to create Scenario3

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P100 ACPR
G:BS0205-HE6CL-G03 : Prepay:P100 ACPR
G:BS0205-HE6CL-G04 : Prepay:P100 ACPR
G:BS0205-HE6CL-G06 : Prepay:P100 ACPR
G:BS0205-HE6CL-G07 : Prepay:P100 ACPR
G:BS0205-HE6CL-G09 : Prepay:P100 ACPR
G:BS0205-HE6CL-G2A : Prepay:A100 ACPR
G:BS0205-HE6CL-G2B : Prepay:A100 ACPR
G:BS0205-HE6CL-G5A : Prepay:A100 ACPR
G:BS0205-HE6CL-G5B : Prepay:A100 ACPR
G:BS0205-HE6CL-G8A : Prepay:A100 ACPR
G:BS0205-HE6CL-G8B : Prepay:A100 ACPR
For other tranches :Prepay:P100 ACPR Call:10%

The following auumptions were used to create Scenario4

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P125 ACPR
G:BS0205-HE6CL-G03 : Prepay:P125 ACPR
G:BS0205-HE6CL-G04 : Prepay:P125 ACPR
G:BS0205-HE6CL-G06 : Prepay:P125 ACPR
G:BS0205-HE6CL-G07 : Prepay:P125 ACPR
G:BS0205-HE6CL-G09 : Prepay:P125 ACPR
G:BS0205-HE6CL-G2A : Prepay:A125 ACPR
G:BS0205-HE6CL-G2B : Prepay:A125 ACPR
G:BS0205-HE6CL-G5A : Prepay:A125 ACPR
G:BS0205-HE6CL-G5B : Prepay:A125 ACPR
G:BS0205-HE6CL-G8A : Prepay:A125 ACPR
G:BS0205-HE6CL-G8B : Prepay:A125 ACPR
For other tranches :Prepay:P125 ACPR Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P150 ACPR
G:BS0205-HE6CL-G03 : Prepay:P150 ACPR
G:BS0205-HE6CL-G04 : Prepay:P150 ACPR
G:BS0205-HE6CL-G06 : Prepay:P150 ACPR
G:BS0205-HE6CL-G07 : Prepay:P150 ACPR
G:BS0205-HE6CL-G09 : Prepay:P150 ACPR
G:BS0205-HE6CL-G2A : Prepay:A150 ACPR
G:BS0205-HE6CL-G2B : Prepay:A150 ACPR
G:BS0205-HE6CL-G5A : Prepay:A150 ACPR
G:BS0205-HE6CL-G5B : Prepay:A150 ACPR
G:BS0205-HE6CL-G8A : Prepay:A150 ACPR
G:BS0205-HE6CL-G8B : Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G01	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G03	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G04	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G06	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G07	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G09	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G2A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G2B	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G5A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G5B	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G8A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G8B	.00% CPR		.00000	90.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A50 ACPR		.00000	90.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A75 ACPR		.00000	90.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P100 ACPR		.00000	90.00000

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BS0205-HE6CL-G2A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A100 ACPR		.00000	90.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A125 ACPR		.00000	90.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A150 ACPR		.00000	90.00000

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Tranche: M5 (M5)							
Price	**.00% CPR**	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**PREPAY**
	2.62000	**2.62000**	**2.62000**	**2.62000**	**2.62000**	**2.62000**	**1M_LIB**
	3.46000	**3.46000**	**3.46000**	**3.46000**	**3.46000**	**3.46000**	**1YR_LIB**
	3.08600	**3.08600**	**3.08600**	**3.08600**	**3.08600**	**3.08600**	**1YR_TRES**
	3.11000	**3.11000**	**3.11000**	**3.11000**	**3.11000**	**3.11000**	**6M_LIB**
	Scenario0	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**DELINQUENCY**
	0.000	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**CALL_PCT**
	0	**0**	**0**	**0**	**0**	**0**	**OPT_CALL**
	10%	**10%**	**10%**	**10%**	**10%**	**10%**	**CALL**
	26.36	**8.09**	**5.41**	**4.22**	**3.68**	**3.55**	**Avg. Life**
	9/25/2027	**1/25/2009**	**3/25/2008**	**4/25/2008**	**6/25/2008**	**8/25/2008**	**Prin. Start Date**
	9/25/2033	**5/25/2017**	**4/25/2013**	**2/25/2011**	**9/25/2009**	**10/25/2008**	**Prin. End Date**
100.000000	4.01	4.01	4.01	4.01	4.01	4.01	Yield
	16.02	6.68	4.72	3.79	3.36	3.25	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0205-HE6CL-G01 : Prepay:.00% CPR
G:BS0205-HE6CL-G03 : Prepay:.00% CPR
G:BS0205-HE6CL-G04 : Prepay:.00% CPR
G:BS0205-HE6CL-G06 : Prepay:.00% CPR
G:BS0205-HE6CL-G07 : Prepay:.00% CPR
G:BS0205-HE6CL-G09 : Prepay:.00% CPR
G:BS0205-HE6CL-G2A : Prepay:.00% CPR
G:BS0205-HE6CL-G2B : Prepay:.00% CPR
G:BS0205-HE6CL-G5A : Prepay:.00% CPR
G:BS0205-HE6CL-G5B : Prepay:.00% CPR
G:BS0205-HE6CL-G8A : Prepay:.00% CPR
G:BS0205-HE6CL-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create Scenario1

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P50 ACPR
G:BS0205-HE6CL-G03 : Prepay:P50 ACPR
G:BS0205-HE6CL-G04 : Prepay:P50 ACPR
G:BS0205-HE6CL-G06 : Prepay:P50 ACPR
G:BS0205-HE6CL-G07 : Prepay:P50 ACPR
G:BS0205-HE6CL-G09 : Prepay:P50 ACPR
G:BS0205-HE6CL-G2A : Prepay:A50 ACPR
G:BS0205-HE6CL-G2B : Prepay:A50 ACPR
G:BS0205-HE6CL-G5A : Prepay:A50 ACPR
G:BS0205-HE6CL-G5B : Prepay:A50 ACPR
G:BS0205-HE6CL-G8A : Prepay:A50 ACPR
G:BS0205-HE6CL-G8B : Prepay:A50 ACPR
For other tranches :Prepay:P50 ACPR Call:10%

The following auumptions were used to create Scenario2

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P75 ACPR
G:BS0205-HE6CL-G03 : Prepay:P75 ACPR
G:BS0205-HE6CL-G04 : Prepay:P75 ACPR
G:BS0205-HE6CL-G06 : Prepay:P75 ACPR
G:BS0205-HE6CL-G07 : Prepay:P75 ACPR
G:BS0205-HE6CL-G09 : Prepay:P75 ACPR

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Assumptions	
G:BS0205-HE6CL-G2A : Prepay:A75 ACPR	
G:BS0205-HE6CL-G2B : Prepay:A75 ACPR	
G:BS0205-HE6CL-G5A : Prepay:A75 ACPR	
G:BS0205-HE6CL-G5B : Prepay:A75 ACPR	
G:BS0205-HE6CL-G8A : Prepay:A75 ACPR	
G:BS0205-HE6CL-G8B : Prepay:A75 ACPR	
For other tranches :Prepay:P75 ACPR	Call:10%

The following auumptions were used to create Scenario3

Assumptions	
G:BS0205-HE6CL-G01 : Prepay:P100 ACPR	
G:BS0205-HE6CL-G03 : Prepay:P100 ACPR	
G:BS0205-HE6CL-G04 : Prepay:P100 ACPR	
G:BS0205-HE6CL-G06 : Prepay:P100 ACPR	
G:BS0205-HE6CL-G07 : Prepay:P100 ACPR	
G:BS0205-HE6CL-G09 : Prepay:P100 ACPR	
G:BS0205-HE6CL-G2A : Prepay:A100 ACPR	
G:BS0205-HE6CL-G2B : Prepay:A100 ACPR	
G:BS0205-HE6CL-G5A : Prepay:A100 ACPR	
G:BS0205-HE6CL-G5B : Prepay:A100 ACPR	
G:BS0205-HE6CL-G8A : Prepay:A100 ACPR	
G:BS0205-HE6CL-G8B : Prepay:A100 ACPR	
For other tranches :Prepay:P100 ACPR	Call:10%

The following auumptions were used to create Scenario4

Assumptions	
G:BS0205-HE6CL-G01 : Prepay:P125 ACPR	
G:BS0205-HE6CL-G03 : Prepay:P125 ACPR	
G:BS0205-HE6CL-G04 : Prepay:P125 ACPR	
G:BS0205-HE6CL-G06 : Prepay:P125 ACPR	
G:BS0205-HE6CL-G07 : Prepay:P125 ACPR	
G:BS0205-HE6CL-G09 : Prepay:P125 ACPR	
G:BS0205-HE6CL-G2A : Prepay:A125 ACPR	
G:BS0205-HE6CL-G2B : Prepay:A125 ACPR	
G:BS0205-HE6CL-G5A : Prepay:A125 ACPR	
G:BS0205-HE6CL-G5B : Prepay:A125 ACPR	
G:BS0205-HE6CL-G8A : Prepay:A125 ACPR	
G:BS0205-HE6CL-G8B : Prepay:A125 ACPR	
For other tranches :Prepay:P125 ACPR	Call:10%

The following auumptions were used to create Scenario5

Assumptions	
G:BS0205-HE6CL-G01 : Prepay:P150 ACPR	
G:BS0205-HE6CL-G03 : Prepay:P150 ACPR	
G:BS0205-HE6CL-G04 : Prepay:P150 ACPR	
G:BS0205-HE6CL-G06 : Prepay:P150 ACPR	
G:BS0205-HE6CL-G07 : Prepay:P150 ACPR	
G:BS0205-HE6CL-G09 : Prepay:P150 ACPR	
G:BS0205-HE6CL-G2A : Prepay:A150 ACPR	
G:BS0205-HE6CL-G2B : Prepay:A150 ACPR	
G:BS0205-HE6CL-G5A : Prepay:A150 ACPR	
G:BS0205-HE6CL-G5B : Prepay:A150 ACPR	
G:BS0205-HE6CL-G8A : Prepay:A150 ACPR	
G:BS0205-HE6CL-G8B : Prepay:A150 ACPR	
For other tranches :Prepay:P150 ACPR	Call:10%

Scenario Details For: Scenario0

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G01	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G03	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G04	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G06	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G07	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G09	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G2A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G2B	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G5A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G5B	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G8A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G8B	.00% CPR		.00000	90.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A50 ACPR		.00000	90.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A75 ACPR		.00000	90.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P100 ACPR		.00000	90.00000

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BS0205-HE6CL-G2A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A100 ACPR		.00000	90.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A125 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A125 ACPR		.00000	90.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A150 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A150 ACPR		.00000	90.00000

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Tranche: M6 (M6)							
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	PREPAY
	2.62000	2.62000	2.62000	2.62000	2.62000	2.62000	1M_LIB
	3.46000	3.46000	3.46000	3.46000	3.46000	3.46000	1YR_LIB
	3.08600	3.08600	3.08600	3.08600	3.08600	3.08600	1YR_TRES
	3.11000	3.11000	3.11000	3.11000	3.11000	3.11000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	OPT_CALL
	10%	10%	10%	10%	10%	10%	CALL
	26.36	8.09	5.41	4.20	3.64	3.46	Avg. Life
	9/25/2027	1/25/2009	3/25/2008	4/25/2008	5/25/2008	6/25/2008	Prin. Start Date
	9/25/2033	5/25/2017	4/25/2013	2/25/2011	9/25/2009	10/25/2008	Prin. End Date
100.000000	4.84	4.84	4.84	4.84	4.84	4.84	Yield
	14.64	6.43	4.60	3.70	3.26	3.12	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0205-HE6CL-G01 : Prepay:.00% CPR
G:BS0205-HE6CL-G03 : Prepay:.00% CPR
G:BS0205-HE6CL-G04 : Prepay:.00% CPR
G:BS0205-HE6CL-G06 : Prepay:.00% CPR
G:BS0205-HE6CL-G07 : Prepay:.00% CPR
G:BS0205-HE6CL-G09 : Prepay:.00% CPR
G:BS0205-HE6CL-G2A : Prepay:.00% CPR
G:BS0205-HE6CL-G2B : Prepay:.00% CPR
G:BS0205-HE6CL-G5A : Prepay:.00% CPR
G:BS0205-HE6CL-G5B : Prepay:.00% CPR
G:BS0205-HE6CL-G8A : Prepay:.00% CPR
G:BS0205-HE6CL-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create Scenario1

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P50 ACPR
G:BS0205-HE6CL-G03 : Prepay:P50 ACPR
G:BS0205-HE6CL-G04 : Prepay:P50 ACPR
G:BS0205-HE6CL-G06 : Prepay:P50 ACPR
G:BS0205-HE6CL-G07 : Prepay:P50 ACPR
G:BS0205-HE6CL-G09 : Prepay:P50 ACPR
G:BS0205-HE6CL-G2A : Prepay:A50 ACPR
G:BS0205-HE6CL-G2B : Prepay:A50 ACPR
G:BS0205-HE6CL-G5A : Prepay:A50 ACPR
G:BS0205-HE6CL-G5B : Prepay:A50 ACPR
G:BS0205-HE6CL-G8A : Prepay:A50 ACPR
G:BS0205-HE6CL-G8B : Prepay:A50 ACPR
For other tranches :Prepay:P50 ACPR Call:10%

The following auumptions were used to create Scenario2

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P75 ACPR
G:BS0205-HE6CL-G03 : Prepay:P75 ACPR
G:BS0205-HE6CL-G04 : Prepay:P75 ACPR
G:BS0205-HE6CL-G06 : Prepay:P75 ACPR
G:BS0205-HE6CL-G07 : Prepay:P75 ACPR
G:BS0205-HE6CL-G09 : Prepay:P75 ACPR

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Assumptions
G:BS0205-HE6CL-G2A : Prepay:A75 ACPR
G:BS0205-HE6CL-G2B : Prepay:A75 ACPR
G:BS0205-HE6CL-G5A : Prepay:A75 ACPR
G:BS0205-HE6CL-G5B : Prepay:A75 ACPR
G:BS0205-HE6CL-G8A : Prepay:A75 ACPR
G:BS0205-HE6CL-G8B : Prepay:A75 ACPR
For other tranches :Prepay:P75 ACPR Call:10%

The following auumptions were used to create Scenario3

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P100 ACPR
G:BS0205-HE6CL-G03 : Prepay:P100 ACPR
G:BS0205-HE6CL-G04 : Prepay:P100 ACPR
G:BS0205-HE6CL-G06 : Prepay:P100 ACPR
G:BS0205-HE6CL-G07 : Prepay:P100 ACPR
G:BS0205-HE6CL-G09 : Prepay:P100 ACPR
G:BS0205-HE6CL-G2A : Prepay:A100 ACPR
G:BS0205-HE6CL-G2B : Prepay:A100 ACPR
G:BS0205-HE6CL-G5A : Prepay:A100 ACPR
G:BS0205-HE6CL-G5B : Prepay:A100 ACPR
G:BS0205-HE6CL-G8A : Prepay:A100 ACPR
G:BS0205-HE6CL-G8B : Prepay:A100 ACPR
For other tranches :Prepay:P100 ACPR Call:10%

The following auumptions were used to create Scenario4

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P125 ACPR
G:BS0205-HE6CL-G03 : Prepay:P125 ACPR
G:BS0205-HE6CL-G04 : Prepay:P125 ACPR
G:BS0205-HE6CL-G06 : Prepay:P125 ACPR
G:BS0205-HE6CL-G07 : Prepay:P125 ACPR
G:BS0205-HE6CL-G09 : Prepay:P125 ACPR
G:BS0205-HE6CL-G2A : Prepay:A125 ACPR
G:BS0205-HE6CL-G2B : Prepay:A125 ACPR
G:BS0205-HE6CL-G5A : Prepay:A125 ACPR
G:BS0205-HE6CL-G5B : Prepay:A125 ACPR
G:BS0205-HE6CL-G8A : Prepay:A125 ACPR
G:BS0205-HE6CL-G8B : Prepay:A125 ACPR
For other tranches :Prepay:P125 ACPR Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BS0205-HE6CL-G01 : Prepay:P150 ACPR
G:BS0205-HE6CL-G03 : Prepay:P150 ACPR
G:BS0205-HE6CL-G04 : Prepay:P150 ACPR
G:BS0205-HE6CL-G06 : Prepay:P150 ACPR
G:BS0205-HE6CL-G07 : Prepay:P150 ACPR
G:BS0205-HE6CL-G09 : Prepay:P150 ACPR
G:BS0205-HE6CL-G2A : Prepay:A150 ACPR
G:BS0205-HE6CL-G2B : Prepay:A150 ACPR
G:BS0205-HE6CL-G5A : Prepay:A150 ACPR
G:BS0205-HE6CL-G5B : Prepay:A150 ACPR
G:BS0205-HE6CL-G8A : Prepay:A150 ACPR
G:BS0205-HE6CL-G8B : Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

Settle Date: 2/28/2005 US Treasury Curve Date: 1/28/2005

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G01	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G03	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G04	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G06	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G07	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G09	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G2A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G2B	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G5A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G5B	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G8A	.00% CPR		.00000	90.00000
G:BS0205-HE6CL-G8B	.00% CPR		.00000	90.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A50 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A50 ACPR		.00000	90.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G2B	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G5B	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8A	A75 ACPR		.00000	90.00000
G:BS0205-HE6CL-G8B	A75 ACPR		.00000	90.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G01	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G03	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G04	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G06	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G07	P100 ACPR		.00000	90.00000
G:BS0205-HE6CL-G09	P100 ACPR		.00000	90.00000

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.